As filed with the Securities and Exchange          Registration No. 333-________
Commission on April 2, 2003.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                               ------------------

                        BOC HONG KONG (HOLDINGS) LIMITED
   (Exact name of issuer of deposited securities as specified in its Charter)

                                       N/A
                   (Translation of issuer's name into English)

                                    HONG KONG
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                                 111 Wall Street
                            New York, New York 10043
                            Telephone (212) 657-5100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                               ------------------
                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                            Telephone (212) 894-8800
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
        Jason C.W. Yeung                              Kenneth T. Cote, Esq.
BOC Hong Kong (Holdings) Limited                    Sidley Austin Brown & Wood
 52nd Floor, Bank of China Tower                 49th Floor, Bank of China Tower
    One Garden Road, Central                         One Garden Road, Central
        Hong Kong SAR                                     Hong Kong SAR

         It is proposed that this filing become effective under Rule 466
                             (check appropriate box)
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)

     If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                                                          CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                Title of Each Class of                  Amount         Proposed Maximum    Proposed Maximum         Amount of
             Securities to be Registered           to be Registered  Aggregate Price Per  Aggregate Offering     Registration Fee
                                                                            Unit               Price*
------------------------------------------------------------------------------------------------------------------------------------
Regulation S American Depositary Shares
("ADSs"), evidenced by Regulation S American
Depositary ("ADRs"), each ADS representing the        100,000,000           $0.05           $5,000,000.00            $404.50
Receipts right to receive twenty (20) Ordinary
Shares, par value HK$5.00 each, of BOC Hong Kong
(Holdings) Limited
====================================================================================================================================

* Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADRs evidencing such ADSs.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------

              This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

              The prospectus consists of the form of ADR included as Exhibit A to the Regulation S Deposit Agreement, dated as of July 25, 2002, among BOC Hong Kong (Holdings) Limited (the "Issuer"), Citibank, N.A., as Depositary (the "Depositary"), and the Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Holders and Beneficial Owners"), filed as Exhibit (a) to this Registration Statement and as amended by Amendment No. 1 to Regulation S Deposit Agreement, dated as of March 18, 2003, among the Issuer, the Depositary and the Holders and Beneficial Owners, which is filed as Exhibit (b) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

Item Number                                                                       Location in Form of ADR Filed Herewith
and Caption                                                                       as Prospectus
-----------                                                                       -------------
Item 1.  Description of Securities to be Registered
         ------------------------------------------
1.   Name of depositary and address of its principal executive                    Introductory paragraph and final sentence on ADR.
     office

2.   Title of American depositary receipts and identity of                        Top center and introductory paragraph
     deposited securities:

     Terms of Deposit:

     (i)   The amount of deposited securities represented by one                  Upper right corner and introductory
           Upper right corner and introductory paragraph unit of                  paragraph
           American depostiary receipts:

     (ii)  The procedure for voting, if any, the deposited                        Paragraph (17)
           securities:

     (iii) The collection and distribution of dividends:                          Paragraphs (2), (4) and (14)

     (iv)  The transmission of notices, reports and proxy                         Paragraphs (13), (17) and (19)
           soliciting material:

     (v)   The sale or exercise of rights:                                        Paragraphs (2), (4) and (14)

     (vi)  The deposit or sale of securities resulting from                       Paragraphs (3), (14) and (18)
           dividends, splits or plans of reorganization:

     (vii) Amendment, extension or termination of the deposit                     Paragraphs (23) and (24) (no provision for
           agreement:                                                             extension)

     (viii)Rights of holders of American depositary receipts to                   Paragraphs (13) and (19)
           inspect the transfer books of the Depositary and the
           list of receipt holders:

     (ix)  Restrictions upon the right to transfer or withdraw the                Paragraphs (2), (4) and (5)
           underlying securities:

     (x)   Limitation upon the liability of the Depositary:                       Paragraph (21)

3.   Description of all fees and charges which may be imposed                     Paragraph (8)
     directly or indirectly against the holder of an American
     depositary receipt.

Item 2.  Available Information
         ---------------------

2(a)     Statement that the foreign issuer furnishes the       Paragraph (13)
         Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange
         Act of 1934, as amended. Such reports and documents may be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth
         Street, N.W., Washington, D.C. 20549.

                           PART II

           INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3. Exhibits

        (a) Regulation S Deposit Agreement, dated July 25, 2002, among the Issuer, the Depositary, and the Holders and Beneficial Owners, including the form of the ADR attached thereto as Exhibit A.--Filed herewith as Exhibit (a).

        (b) Amendment No. 1 to Regulation S Deposit Agreement, dated March 18, 2003, among the Issuer, the Depositary and the Holders and Beneficial Owners.--Filed herewith as Exhibit (b).

        (c) Not applicable.

        (d) Opinion of Sidley Austin Brown & Wood, counsel for the Depositary, as to the legality of the securities being registered.--Filed herewith as Exhibit (d)

        (e) Not applicable.

Item 4. Undertakings

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the Issuer.

        (b) If the amount of fees are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty (30) days before any change in the fee schedule.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Regulation S Deposit Agreement, among BOC Hong Kong (Holdings) Limited and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners from time to time of Regulation S American Depositary Shares evidenced by Regulation S American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 2, 2003.


                                     By: CITIBANK, N.A., as Depositary



                                     By:  /s/ Susan A. Lucanto
                                         --------------------------------
                                         Name: Susan A. Lucanto
                                         Title: Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, BOC Hong Kong (Holdings) Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on April 2, 2003.


                                     BOC HONG KONG (HOLDINGS) LIMITED



                                     By: /s/ Liu Jinbao
                                        ---------------------------
                                     Name: Liu Jinbao
                                     Title: Vice Chairman and Chief Executive

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each officer or director of BOC Hong Kong (Holdings) Limited whose signature appears below constitutes and appoints Jason C.W. Yeung as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities indicated on April 2, 2003:

         Name:                                          Title:
         ----                                           -----



         /s/ Liu Mingkang                      Chairman
------------------------------------
LIU Mingkang



         /s/ Sun Changji                       Vice Chairman
------------------------------------
SUN Changji

         /s/ Liu Jinbao                        Vice Chairman and Chief Executive
-------------------------------------          (Chief Executive Officer)
LIU Jinbao



         /s/ Ping Yue                          Director
-------------------------------------
PING Yue



         /s/ Hua Qingshan                      Director
------------------------------------
HUA Qingshan



         /s/ Li Zaohang                        Director
-------------------------------------
LI Zaohang



         /s/ He Guangbei                       Director
------------------------------------
HE Guangbei



         /s/ Zhou Zaiqun                       Director
------------------------------------
ZHOU Zaiqun



         /s/ Zhang Yanling                     Director
------------------------------------
ZHANG Yanling



         /s/ Chia Pei-Yuan                     Director
------------------------------------
CHIA Pei-Yuan

         /s/ Fung Victor Kwok King             Director
------------------------------------
FUNG Victor Kwok King



         /s/ Shan Weijian                      Director
------------------------------------
SHAN Weijian



         /s/ Tung Chee Chen                    Director
-------------------------------------
TUNG Chee Chen



         /s/ Law Man Wah                       Chief Financial Officer
------------------------------------
LAW Man Wah                                    (Principal Financial Officer)

                            AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on April 2, 2003 in New York, New York by the undersigned as the duly authorized representative in the United States of BOC Hong Kong (Holdings) Limited.





                                      By:        /s/ Donald J. Puglisi
                                            --------------------------------
                                            Name: Donald J. Puglisi
                                            Title: Managing Director

                                INDEX TO EXHIBITS


Exhibit No.

(a) Regulation S Deposit Agreement, dated as of July 25, 2002, among BOC Hong Kong (Holdings) Limited (the "Issuer"), Citibank, N.A., as Depositary (the "Depositary"), and the Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder.

(b) Amendment No. 1 to Regulation S Deposit Agreement, dated as of March 18, 2003, among the Issuer, the Depositary and the Holders and Beneficial Owners from time to time of ADRs.

(d) Opinion of Sidley Austin Brown & Wood, counsel for the Depositary, as to the legality of the securities being registered.

                                                                     Exhibit (a)


                                                                  Execution Copy



--------------------------------------------------------------------------------

                         REGULATION S DEPOSIT AGREEMENT

--------------------------------------------------------------------------------


                                  by and among

                        BOC HONG KONG (HOLDINGS) LIMITED

                                       AND

                                 CITIBANK, N.A.
                                 as Depositary,

                                       AND

                        THE HOLDERS AND BENEFICIAL OWNERS
                              FROM TIME TO TIME OF
                     REGULATION S AMERICAN DEPOSITARY SHARES
             EVIDENCED BY REGULATION S AMERICAN DEPOSITARY RECEIPTS
                                ISSUED HEREUNDER





--------------------------------------------------------------------------------




                            Dated as of July 25, 2002

                                              TABLE OF CONTENTS


                                                   ARTICLE I
                                                  DEFINITIONS

Section 1.1       "Affiliate"....................................................................................2
Section 1.2       "Applicant"....................................................................................2
Section 1.3       "Articles of Association"......................................................................2
Section 1.4       "Beneficial Owner".............................................................................2
Section 1.5       "CCASS"........................................................................................2
Section 1.6       "Clearstream"..................................................................................2
Section 1.7       "Commission"...................................................................................2
Section 1.8       "Company"......................................................................................2
Section 1.9       "Custodian"....................................................................................2
Section 1.10      "Deliver" and "Delivery".......................................................................2
Section 1.11      "Depositary"...................................................................................3
Section 1.12      "Distribution Compliance Period"...............................................................3
Section 1.13      "Dollars" or "$"...............................................................................3
Section 1.14      "DTC"..........................................................................................3
Section 1.15      "DTC Participant"..............................................................................3
Section 1.16      "Euroclear"....................................................................................3
Section 1.17      "Foreign Currency".............................................................................3
Section 1.18      "Effective Time"...............................................................................3
Section 1.19      "Foreign Registrar"............................................................................3
Section 1.20      "Holder".......................................................................................3
Section 1.21      "Hong Kong"....................................................................................3
Section 1.22      "Hong Kong dollars" or "HK$"...................................................................4
Section 1.23      "Hong Kong Stock Exchange".....................................................................4
Section 1.24      "Initial Deposit"..............................................................................4
Section 1.25      "Master Regulation S ADR"......................................................................4
Section 1.26      "Pre-Release Transaction"......................................................................4
Section 1.27      "Principal New York Office"....................................................................4
Section 1.28      "Qualified Institutional Buyer"................................................................4
Section 1.29      "Receipts," "Regulation S American Depositary Receipts" or "Regulation S
                  ADRs"..........................................................................................4
Section 1.30      "Registrar"....................................................................................4
Section 1.31      "Regulation S".................................................................................4
Section 1.32      "Regulation S American Depositary Shares" or "Regulation S ADSs"...............................4
Section 1.33      "Regulation S Deposit Agreement"...............................................................5
Section 1.34      "Regulation S Deposited Securities"............................................................5
Section 1.35      "Regulation S ADS Record Date".................................................................5
Section 1.37      "Rule 144A"....................................................................................5
Section 1.38      "Rule 144A Deposit Agreement," "Rule 144A American Depositary Shares"
                  and "Rule 144A ADSs"...........................................................................5
Section 1.39      "Securities Act"...............................................................................5

                                                       i


Section 1.40      "Securities Exchange Act"......................................................................5
Section 1.41      "Securities Act Legend"........................................................................5
Section 1.42      "Shares".......................................................................................6
Section 1.43      "United States" and "U.S.".....................................................................6


                                                     ARTICLE II
                         APPOINTMENT OF DEPOSITARY, BOOK-ENTRY SYSTEM, FORM OF REGULATION S
                             ADRs, DEPOSIT OF SHARES, EXECUTION AND DELIVERY, TRANSFER
                                         AND SURRENDER OF REGULATION S ADRs

Section 2.1       Appointment of Depositary......................................................................7
Section 2.2       Book-Entry System; Form and Transferability of Regulation S ADRs...............................7
Section 2.3       Deposit of Shares..............................................................................9
Section 2.4       Registration of Shares........................................................................12
Section 2.5       Execution and Delivery of Regulation S ADRs...................................................12
Section 2.6       Transfer, Combination and Split-up of Regulation S ADRs.......................................13
Section 2.7       Surrender of Regulation S ADRs and Withdrawal of Regulation S
                  Deposited Securities..........................................................................14
Section 2.8       Limitations on Execution and Delivery, Transfer, Etc., of Regulation S ADRs;
                  Suspension of Delivery, Transfer, Etc.........................................................16
Section 2.9       Lost Regulation S ADRs, Etc...................................................................17
Section 2.10      Cancellation and Destruction of Surrendered Regulation S ADRs;
                  Maintenance of Records........................................................................17


                                                    ARTICLE III
                     CERTAIN OBLIGATIONS OF HOLDERS AND BENEFICIAL OWNERS OF REGULATION S ADSs

Section 3.1       Proofs, Certificates and Other Information....................................................17
Section 3.2       Liability of Holders and Beneficial Owners for Taxes and Other Charges........................18
Section 3.3       Representations and Warranties on Deposit, Transfer, Surrender and
                  Withdrawal of Shares or Regulation S ADRs.....................................................18
Section 3.4       Compliance with Information Requests..........................................................19


                                                     ARTICLE IV
                                       THE REGULATION S DEPOSITED SECURITIES

Section 4.1       Cash Distributions............................................................................19
Section 4.2       Distributions in Shares.......................................................................20
Section 4.3       Elective Distributions........................................................................21
Section 4.4       Distributions of Rights to Purchase Additional Regulation S ADSs..............................21
Section 4.5       Distributions Other Than Cash, Shares or Rights to Purchase Shares............................23
Section 4.6       Redemption....................................................................................24

                                                         ii


Section 4.7       Conversion of Foreign Currency................................................................24
Section 4.8       Fixing of Regulation S ADS Record Date........................................................25
Section 4.9       Voting of Regulation S Deposited Securities...................................................25
Section 4.10      Changes Affecting Regulation S Deposited Securities...........................................27
Section 4.11      Transmittal by the Depositary of Company Notices, Reports and Communications................. 28
Section 4.12      Taxation......................................................................................28
Section 4.13      Available Information.........................................................................29


                                                     ARTICLE V
                                   THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

Section 5.1       Maintenance of Depositary's Office and Register...............................................29
Section 5.2       Exoneration...................................................................................30
Section 5.3       Standard of Care..............................................................................31
Section 5.4       Resignation and Removal of the Depositary; Appointment of Successor Depositary................31
Section 5.5       Fees and Charges of Depositary................................................................32
Section 5.6       The Custodian.................................................................................33
Section 5.7       Notices and Reports...........................................................................33
Section 5.8       Issuance of Additional Shares, Etc............................................................34
Section 5.9       Indemnification...............................................................................35
Section 5.10      Pre-Release Transactions......................................................................36


                                                     ARTICLE VI
                                             AMENDMENT AND TERMINATION

Section 6.1       Amendment/Supplement..........................................................................37
Section 6.2       Termination...................................................................................37


                                                    ARTICLE VII
                                                   MISCELLANEOUS

Section 7.1       Counterparts..................................................................................39
Section 7.2       No Third Party Beneficiaries..................................................................39
Section 7.3       Severability..................................................................................39
Section 7.4       Holders and Beneficial Owners as Parties; Binding Effect......................................39
Section 7.5       Notices.......................................................................................39
Section 7.6       Governing Law and Jurisdiction................................................................40
Section 7.7       Assignment....................................................................................42
Section 7.8       Hong Kong Law References......................................................................42
Section 7.9       Titles........................................................................................42


                                                        iii


EXHIBIT A         Form of Regulation S ADR.....................................................................A-1
EXHIBIT B         Charges of the Depositary....................................................................B-1
EXHIBIT C         Letter of Representations....................................................................C-1
EXHIBIT D-1       Certification and Agreement................................................................D-1-1
EXHIBIT D-2       Certification and Agreement................................................................D-2-1

                         REGULATION S DEPOSIT AGREEMENT

     REGULATION S DEPOSIT AGREEMENT, dated as of July 25, 2002, by and among (i) BOC HONG KONG (HOLDINGS) LIMITED, a company organized under the laws of Hong Kong (the "Company"), (ii) CITIBANK, N.A., a national banking association organized under the laws of the United States of America acting in its capacity as depositary, and any successor as depositary hereunder (the "Depositary"), and
(iii) all Holders and Beneficial Owners from time to time of Regulation S American Depositary Shares evidenced by Regulation S American Depositary Receipts issued hereunder (all such capitalized terms as hereinafter defined).

                          W I T N E S S E T H  T H A T:

     WHEREAS, the Company has duly authorized and outstanding ordinary shares, par value of HK$5.00 each (the "Shares"), which will be listed for trading on The Stock Exchange of Hong Kong Limited; and

     WHEREAS, BOC Hong Kong (BVI) Limited, the controlling shareholder of the Company (the "Selling Shareholder"), wishes to offer for sale certain of the Shares it holds and desires to provide for the initial deposit of Shares; and

     WHEREAS, the Company desires to provide for such initial deposit by the Selling Shareholder and establish a mechanism for the deposit of additional Shares from time to time thereafter with the Custodian (as hereinafter defined) as agent of the Depositary, in each case for the creation of Regulation S American Depositary Shares representing the Shares so deposited and for the execution and delivery of Regulation S American Depositary Receipts evidencing the Regulation S American Depositary Shares so created; and

     WHEREAS, such Regulation S American Depositary Shares may be sold in offshore transactions in accordance with Regulation S (as hereinafter defined) under the Securities Act (as hereinafter defined) and in compliance with other applicable laws and be resold by the purchasers of such Regulation S American Depositary Shares in accordance with the restrictions on resale set forth in the Securities Act Legend (as hereinafter defined); and

     WHEREAS, the Regulation S American Depositary Receipts are to be substantially in the form of Exhibit A annexed hereto with appropriate insertions, modifications and omissions, as hereinafter provided; and

     WHEREAS, the Depositary is willing to act as Depositary for such Regulation S ADR facility upon the terms set forth in this Regulation S Deposit Agreement; and

     WHEREAS, the Board of Directors of the Company (or an authorized committee thereof) has duly approved the establishment of a Regulation S ADR facility upon the terms set forth in this Regulation S Deposit Agreement, the execution and delivery of this Regulation S Deposit Agreement on behalf of the Company, and the actions of the Company and the transactions contemplated herein.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

     All capitalized terms used, but not otherwise defined, herein shall have the meanings set forth below, unless otherwise clearly indicated.

     Section 1.1 "Affiliate" shall have the meaning assigned to such term by the Commission (as hereinafter defined) under Rule 144 promulgated under the Securities Act (as hereinafter defined), or pursuant to a successor regulation thereto.

     Section 1.2 "Applicant" shall have the meaning given to such term in
Section 5.10 hereof.

     Section 1.3 "Articles of Association" shall mean the memorandum and articles of association of the Company, as in effect from time to time.

     Section 1.4 "Beneficial Owner" shall mean, as to any Regulation S ADS, any person or entity having a beneficial interest deriving from the ownership of such Regulation S ADS. A Beneficial Owner may or may not be the Holder of the Regulation S ADR evidencing such Regulation S ADS. A Beneficial Owner shall be able to exercise any right and receive any benefit hereunder solely through the person or entity who is the Holder of the Regulation S ADR(s) evidencing the Regulation S ADSs owned by such Beneficial Owner.

     Section 1.5 "CCASS" shall mean the Central Clearing and Settlement System operated by the Hong Kong Securities Company Limited, which provides the book-entry settlement system for equity securities in Hong Kong, or any successor entity thereto.

     Section 1.6 "Clearstream" shall mean Clearstream Banking, Societe Anonyme, and any successor thereto.

     Section 1.7 "Commission" shall mean the Securities and Exchange Commission of the United States and any successor governmental agency thereto in the United States.

     Section 1.8 "Company" shall mean BOC Hong Kong (Holdings) Limited, a company organized and existing under the laws of Hong Kong, having its principal executive office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, and its successors.

     Section 1.9 "Custodian" shall mean, as of the date hereof, Bank of China (Hong Kong) Limited, having its principal office at 14th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, as agent of the Depositary for the purposes of this Regulation S Deposit Agreement, and any other entity that may hereafter be appointed by the Depositary pursuant to the terms of Section 5.6 as a successor, substitute or additional custodian hereunder. The term "Custodian" shall mean any custodian individually or all custodians collectively, as the context requires.

     Section 1.10 "Deliver" and "Delivery" shall mean, when used in respect of Regulation S American Depositary Shares, Receipts, Regulation S Deposited Securities and Shares, either (i) the physical delivery or transfer of the certificate representing such security, or (ii) the electronic delivery or transfer of such security by means of one or more book-entry transfers to an account or accounts maintained with a depository institution authorized under applicable law to effect book-entry transfers of such securities, if available.

     Section 1.11 "Depositary" shall mean Citibank, N.A., a national banking association organized under the laws of the United States of America in its capacity as depositary under the terms of this Regulation S Deposit Agreement, and any successor depositary.

     Section 1.12 "Distribution Compliance Period" shall mean the period ending forty (40) days after the later of (i) the commencement of the offerings of (a) Regulation S ADSs outside the United States in reliance on Regulation S and any other applicable law in transactions exempt from registration under the Securities Act, (b) Rule 144A ADSs in the United States to Qualified Institutional Buyers and (c) Shares in Hong Kong in reliance on Regulation S and
(ii) the closing date with respect to the Regulation S ADRs.

     Section 1.13 "Dollars" or "$" shall mean the lawful currency of the United States.

     Section 1.14 "DTC" shall mean The Depository Trust Company, a national clearinghouse and the central book-entry settlement system for securities traded in the United States and, as such, the custodian for the securities of DTC Participants (as hereinafter defined) maintained in DTC, and any successor thereto.

     Section 1.15 "DTC Participant" shall mean any financial institution (or any nominee of such institution) having one or more participant accounts with DTC for receiving, holding and delivering the securities and funds held in DTC.

     Section 1.16 "Euroclear" shall mean Euroclear Bank S.A./N.V., as operator of a Euroclear system, and any successor thereto.

     Section 1.17 "Foreign Currency" shall mean any currency other than Dollars.

     Section 1.18 "Effective Time" shall mean the date on which a Registration Statement on Form F-6 under the Securities Act is declared effective by the Commission with respect to registration of the Regulation S ADSs under the Securities Act.

     Section 1.19 "Foreign Registrar" shall mean the entity which carries out the function of registrar for the Shares and any successor registrar for the Shares.

     Section 1.20 "Holder" shall mean the person in whose name a Receipt is registered on the books of the Depositary or the Registrar, if any, maintained for such purpose. A Holder may or may not be a Beneficial Owner. If a Holder is not the Beneficial Owner of the Regulation S ADSs evidenced by the Receipt registered in its name, such person shall be deemed to have all requisite authority to act on behalf of the Beneficial Owners of the Regulation S ADSs evidenced by such Receipt.

     Section 1.21 "Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China.

     Section 1.22 "Hong Kong dollars" or "HK$" shall mean the lawful currency of Hong Kong.

     Section 1.23 "Hong Kong Stock Exchange" shall mean The Stock Exchange of Hong Kong Limited.

     Section 1.24 "Initial Deposit" shall mean the initial deposit of Shares by the Selling Shareholder in connection with the offering of Regulation S ADSs pursuant to the Offering Circular dated July 20, 2002.

     Section 1.25 "Master Regulation S ADR" shall have the meaning assigned to it in Section 2.2 hereof.

     Section 1.26 "Pre-Release Transaction" shall have the meaning assigned to it in Section 5.10 hereof.

     Section 1.27 "Principal New York Office" when used with respect to the Depositary, shall be the principal office of the Depositary in New York at which at any particular time its depositary receipts business shall be administered, which, at the date of this Regulation S Deposit Agreement, is located at 111 Wall Street, New York, New York 10043.

     Section 1.28 "Qualified Institutional Buyer" shall have the meaning assigned to it under Rule 144A under the Securities Act.

     Section 1.29 "Receipts," "Regulation S American Depositary Receipts" or "Regulation S ADRs" shall mean the certificates issued by the Depositary to evidence Regulation S American Depositary Shares issued from time to time under the terms of this Regulation S Deposit Agreement. A Regulation S ADR may evidence any number of Regulation S American Depositary Shares. Where the context requires, the term "Receipt" or "Regulation S ADR" shall refer to the Master Regulation S ADR.

     Section 1.30 "Registrar" shall mean the Depositary or any bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the Depositary to register the ownership, transfers and cancellations of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary for such purposes. Registrars (other than the Depositary) may be removed and substitutes appointed by the Depositary. Each Registrar (other than the Depositary) appointed pursuant to this Regulation S Deposit Agreement shall be required to give notice in writing to the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Regulation S Deposit Agreement.

     Section 1.31 "Regulation S" shall mean Regulation S under the Securities
Act.

     Section 1.32 "Regulation S American Depositary Shares" or "Regulation S ADSs" shall mean with respect to any Receipt, the rights and interests in the Regulation S Deposited Securities granted to the Holders and Beneficial Owners pursuant to the terms and conditions of this Regulation S Deposit Agreement and the Regulation S ADRs issued hereunder. Each Regulation S ADS shall represent twenty (20) Shares until there shall occur a distribution upon

Regulation S Deposited Securities referred to in Section 4.2 or a change in Regulation S Deposited Securities referred to in Section 4.10 with respect to which additional Regulation S ADSs are not issued, and thereafter each Regulation S ADS shall represent the right to receive the Shares or Regulation S Deposited Securities specified in such Sections.

     Section 1.33 "Regulation S Deposit Agreement" shall mean this Regulation S Deposit Agreement and all exhibits hereto, as the same may be amended and supplemented from time to time in accordance with the provisions hereof.

     Section 1.34 "Regulation S Deposited Securities" shall mean Shares at any time deposited under this Regulation S Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect or in lieu thereof, subject, in the case of cash, to the provisions of
Section 4.7. The collateral received in connection with Pre-Release Transactions shall not constitute Regulation S Deposited Securities.

     Section 1.35 "Regulation S ADS Record Date" shall have the meaning given thereto in Section 4.8.

     Section 1.36 "Rule 144A" shall mean Rule 144A under the Securities Act.

     Section 1.37 "Rule 144A Deposit Agreement," "Rule 144A American Depositary Shares" and "Rule 144A ADSs" shall mean the Rule 144A Deposit Agreement, dated as of July 25, 2002, by and among the Company, Citibank, N.A., as depositary and its successor as depositary thereunder and all "Holders" and "Beneficial Owners" (as therein defined) from time to time of the "Rule 144A ADSs" evidenced by "Rule 144A ADRs" issued thereunder, as the same may be amended and supplemented from time to time in accordance with the provisions thereof. The terms "Rule 144A American Depositary Shares" and "Rule 144A ADSs" shall be as defined in the Rule 144A Deposit Agreement.

     Section 1.38 "Securities Act" shall mean the United States Securities Act of 1933, as from time to time amended.

     Section 1.39 "Securities Exchange Act" shall mean the United States Securities Exchange Act of 1934, as from time to time amended.

     Section 1.40 "Securities Act Legend" shall mean the following statement:

          THIS REGULATION S AMERICAN DEPOSITARY RECEIPT, THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE ORDINARY SHARES OF BOC HONG KONG (HOLDINGS) LIMITED (THE "SHARES") REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED PRIOR TO THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS THE EXPIRATION OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE GLOBAL OFFERING OF THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY, AND THE SHARES REPRESENTED THEREBY, AND THE RELATED CLOSINGS)

     EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (B) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, PROVIDED, HOWEVER, THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, THE TRANSFEROR SHALL, PRIOR TO THE SETTLEMENT OF SUCH SALE, WITHDRAW THE SHARES IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE REGULATION S DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE RULE 144A DEPOSIT AGREEMENT FOR ISSUANCE, IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF, OF RULE 144A AMERICAN DEPOSITARY SHARES TO OR FOR THE ACCOUNT OF SUCH QUALIFIED INSTITUTIONAL BUYER.

          UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD (DEFINED ABOVE) THIS REGULATION S AMERICAN DEPOSITARY RECEIPT, THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER OR SALE OF THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OF THE UNITED STATES.

     Section 1.41 "Shares" shall mean ordinary shares of the Company, par value HK$5.00 per share, and may, if the Depositary so agrees after consultation with the Company, include evidence of the right to receive Shares; provided, however, that in no event shall Shares include evidence of the right to receive Shares with respect to which the full purchase price has not been paid or Shares as to which preemptive rights have theretofore not been validly waived or exercised; provided, further, that, if there shall occur any change in nominal or par value, split-up or consolidation, exchange, conversion or any other reclassification or event described in Section 4.10 in respect of the Shares, the term "Shares" shall thereafter, to the maximum extent permitted by law, represent the successor securities resulting from such change in nominal or par value, split-up or consolidation, exchange, conversion or any other such reclassification or event.

     Section 1.42 "United States" and "U.S." shall have the meaning assigned to it under Regulation S promulgated under the Securities Act.

                                   ARTICLE II

                      APPOINTMENT OF DEPOSITARY, BOOK-ENTRY
                       SYSTEM, FORM OF REGULATION S ADRs,
                   DEPOSIT OF SHARES, EXECUTION AND DELIVERY,
                   TRANSFER AND SURRENDER OF REGULATION S ADRs

     Section 2.1 Appointment of Depositary. The Company hereby appoints the Depositary as depositary for the Regulation S Deposited Securities and hereby authorizes and directs the Depositary to act in accordance with the terms set forth in this Regulation S Deposit Agreement. Each Holder and each Beneficial Owner, upon acceptance of any Regulation S ADSs (or any interest therein) issued in accordance with the terms of this Regulation S Deposit Agreement, shall be deemed for all purposes to (a) be a party to and bound by the terms of this Regulation S Deposit Agreement and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in this Regulation S Deposit Agreement, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Regulation S Deposit Agreement.

     Section 2.2 Book-Entry System; Form and Transferability of Regulation S
ADRs.

     (a) DTC Eligibility. The Company and the Depositary will apply to each of Euroclear, Clearstream and DTC, for acceptance of the Regulation S ADSs in their respective book-entry settlement systems and shall deliver to DTC a Letter of Representations substantially in the form attached hereto as Exhibit C. So long as the Regulation S ADSs are eligible for book-entry settlement with Euroclear and Clearstream and DTC, as the case may be, unless otherwise required by law, Regulation S ADSs will be evidenced by a single Master Regulation S ADR (the "Master Regulation S ADR") registered in the name of a nominee of DTC (initially "Cede & Co."). As such, the nominee of DTC will be the only "Holder" of the Regulation S ADR evidencing all Regulation S ADSs held through DTC. Citibank, N.A. or such other entity as is agreed with DTC may hold the Master Regulation S ADR as custodian for DTC.

     Initial settlement of the Regulation S ADSs will take place through Euroclear and Clearstream in accordance with customary settlement procedures in the Euromarket. During the Distribution Compliance Period, Euroclear and Clearstream will hold the Regulation S ADSs on behalf of their participants through their respective depositories, which are participants in DTC (any such participant of Euroclear, Clearstream or DTC, a "Participant"), and transfers will be permitted only within Euroclear and Clearstream in accordance with the usual rules and operating procedures of the relevant system. Each Beneficial Owner of Regulation S ADSs held through Clearstream, Euroclear or DTC must rely on the respective procedures of Clearstream, Euroclear or DTC and the Participants to exercise or be entitled to any rights attributable to such Regulation S ADSs. Participants shall for all purposes be deemed to have all requisite power and authority to act on behalf of the Beneficial Owners of the Regulation S ADSs held in the Participants' respective accounts and the Depositary shall for all purposes be authorized to rely upon any instructions and information given to it by Participants on behalf of Beneficial Owners of Regulation S ADSs. Ownership of beneficial interests in the Master Regulation S ADR shall be shown on, and the transfer of such ownership shall be effected only through, records maintained by (i) Euroclear, Clearstream or DTC or their respective nominees (with respect to Participants' interests) or (ii) institutions that have accounts with Euroclear, Clearstream or DTC, as the case may be.

     If, at any time when Regulation S ADSs are represented by the Master Regulation S ADR, Euroclear, Clearstream or DTC, as the case may be, cease to make their respective book-entry settlement systems available for the Regulation S ADSs, the Depositary shall promptly inform the Company of such event and shall consult with the Company regarding making other arrangements for book-entry settlement. If it is impracticable without undue effort or expense to continue to have the Regulation S ADSs available in book-entry form (and, during the Distribution Compliance Period, only in that case), the Company shall instruct the Depositary to make Regulation S ADRs available to the Beneficial Owners of Regulation S ADSs in physical, certificated form, with such additions, deletions and modifications to this Regulation S Deposit Agreement and the form of Regulation S ADR attached hereto as Exhibit A and subject to the requirements of any other documents, statements or certifications in connection therewith as the Company and the Depositary may, from time to time, agree.

     (b) Form of Regulation S ADRs. The Regulation S ADRs shall be typewritten, in the case of the Master Regulation S ADR, and otherwise shall be engraved, lithographed, printed, or produced in such other form as may be agreed upon by the Company and the Depositary. Regulation S ADRs shall be issued only in denominations of any whole number of Regulation S ADSs. The Regulation S ADRs shall be substantially in the form set forth in Exhibit A to this Regulation S Deposit Agreement, with appropriate insertions, modifications and omissions, in each case, as otherwise contemplated in the Regulation S Deposit Agreement or as required by law. Regulation S ADRs shall be (i) dated, (ii) signed by the manual or facsimile signature of a duly-authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly-authorized signatory of the Registrar (provided, however, that the Master Regulation S ADR shall not be required to be so countersigned.), and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Regulation S ADRs. No Regulation S ADR and no Regulation S ADS evidenced thereby shall be entitled to any benefits under this Regulation S Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company, unless such Regulation S ADR shall have been so dated, signed, countersigned and registered. Regulation S ADRs bearing the facsimile signature of any duly-authorized signatory of the Depositary or the Registrar, who was at the time of signature a duly-authorized signatory of the Depositary or the Registrar, as the case may be, shall bind the Depositary, notwithstanding that such signatory has ceased to be so authorized prior to the execution and delivery of such Regulation S ADR by the Depositary. The Regulation S ADRs shall bear a CUSIP number that is different from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company (including, without limitation, depositary receipts issued under the terms of the Rule 144A Deposit Agreement) and which are not Regulation S ADRs issued hereunder.

     (c) Legends. The Master Regulation S ADR shall bear such legend(s) as may be required by Euroclear, Clearstream or DTC in order for the Regulation S ADSs to be accepted in their respective book-entry settlement systems and such other legends as the Company and the Depositary may agree from time to time. The Master Regulation S ADR shall provide that it shall represent the aggregate amount of Regulation S ADSs from time to time indicated in the records of the Depositary as being issued hereunder and that the aggregate amount of Regulation S ADSs represented thereby may from time to time be increased or decreased by making adjustments on such records of the Depositary and of DTC, Euroclear, Clearstream or their respective nominees as hereinafter provided.

     During the Distribution Compliance Period, the Regulation S ADRs will be endorsed with the Securities Act Legend. Such legend may be amended from time to time in accordance with Section 6.1 hereof. The Regulation S ADRs may be endorsed with or have incorporated in the text thereof such other legends or recitals or changes not inconsistent with this Regulation S Deposit Agreement
(i) as may be necessary to enable the Depositary to perform its obligations hereunder, (ii) as may be required to comply with any applicable law or regulations, or as may be required by Euroclear, Clearstream or DTC in order for the Regulation S ADSs to settle in or through their respective book-entry settlement systems or to conform with any laws or regulations, with the rules of any securities exchange or market on which the Regulation S ADSs may be traded, listed or quoted, or to conform with any usage with respect thereto, (iii) as may be necessary to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date or manner of issuance of the underlying Regulation S Deposited Securities or otherwise, including by reason of the issuance of Receipts or the underlying Regulation S Deposited Securities in transactions exempt from the registration requirements of the Securities Act. Holders and Beneficial Owners shall be deemed, for all purposes, to have notice of, and to be bound by, the terms and conditions of the legends or recitals or modifications set forth, in the case of Holders, on the ADR registered in the name of the applicable Holders or, in the case of Beneficial Owners, on the ADR representing the ADSs owned by such Beneficial Owners.

     (d) Title. Subject to any limitations set forth in the Regulation S ADR or in this Regulation S Deposit Agreement, title to such Regulation S ADR (and to the Regulation S ADSs evidenced thereby) shall be transferable upon the same terms as a negotiable instrument under the laws of the State of New York, provided that the Regulation S ADR has been properly endorsed or is accompanied by proper instruments of transfer. Notwithstanding any notice to the contrary, the Depositary and the Company may deem and treat the Holder of a Regulation S ADR (that is, the person in whose name a Regulation S ADR is registered on the books of the Registrar) as the absolute owner thereof for all purposes. Neither the Depositary nor the Company shall have any obligation nor be subject to any liability under this Regulation S Deposit Agreement or any Regulation S ADR to any holder of a Regulation S ADR or any Beneficial Owner unless such holder is the registered Holder of such Regulation S ADR on the books of the Registrar, or, in the case of a Beneficial Owner, such Beneficial Owner or the Beneficial Owner's representative is the Holder of such Regulation S ADSs registered on the books of the Registrar.

     Section 2.3 Deposit of Shares. Subject to the terms and conditions of this Regulation S Deposit Agreement and applicable law, Shares or evidence of rights to receive Shares may be deposited by (a) the Selling Shareholder, but only in the case of the Initial Deposit, (b) the Company or an Affiliate in an initial deposit of Shares in connection with an offering or distribution of Regulation S ADSs issued pursuant to this Regulation S Deposit Agreement or any distribution of Shares pursuant to Sections 4.2, 4.3, 4.4 or 4.10 of this

Regulation S Deposit Agreement (subject, in each case, to the terms of Section 5.8), and (c) any persons (other than the Selling Shareholder, Company and its Affiliates), subject, however, prior to the Effective Time, to prior delivery to the Depositary by or on behalf of the person acquiring beneficial ownership of the Regulation S ADSs to be issued in respect of such Shares of a duly completed and signed Certification and Agreement substantially in the form of Exhibit D-1 attached hereto, or (d) any persons (other than the Company and its Affiliates) after the Effective Time, so long as such Shares when such deposit is made (or the Regulation S ADSs, issued in respect thereof) are not restricted securities within the meaning of Rule 144 under the Securities Act, in each case by (A)(i) in the case of Shares represented by certificates issued in registered form, delivery of the certificates evidencing the Shares accompanied by any appropriate instruments of transfer or endorsement in a form satisfactory to the Custodian and (ii) in the case of Shares delivered by book-entry transfer, electronic transfer of Shares to the account maintained by the Custodian at CCASS for such purpose or (B) delivery to the Custodian of evidence satisfactory to the Custodian that irrevocable instructions have been given to cause such Shares to be transferred to such account, in any case accompanied by delivery to the Custodian or the Depositary, as the case may be, of (x) a written order, from the person depositing such Shares or on whose behalf such Shares are deposited, directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Regulation S ADR(s) (if certificated Regulation S ADRs are then available pursuant to Section 2.2), or make such adjustment to its records, as contemplated by Section 2.2, for the number of Regulation S ADSs representing such deposited Shares, (y) any payments, including the charges of the Depositary for the making of deposits and the issuance of Regulation S ADSs (as set forth in Exhibit B hereto), and documents required under this Regulation S Deposit Agreement and (z) such other documentation as the Depositary and the Company may require.

     Notwithstanding anything to the contrary in this Section 2.3, neither the Custodian nor the Depositary, nor any nominee or person on their behalf, shall accept Rule 144A ADRs or the Rule 144A ADSs evidenced thereby, issued pursuant to the Rule 144A Deposit Agreement or Shares represented thereby and withdrawn from deposit under the Rule 144A Deposit Agreement for deposit hereunder or issue Regulation S ADSs or Regulation S ADRs (or adjust the records of the Depositary) against delivery thereof; provided that Shares so withdrawn may be deposited pursuant to Section 2.3 hereof so long as such Rule 144A ADSs, Rule 144A ADRs or Shares are not, and may not be deemed to be, restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

     The Company shall notify the Depositary and the Custodian in writing in the event that Shares or Regulation S Deposited Securities shall be listed on a national securities exchange registered under Section 6 of the Securities Exchange Act or quoted in a U.S. automated inter-dealer quotation system (within the meaning of Rule 144A(d)(3)(i)). In such event during the Distribution Compliance Period, notwithstanding any other provision of this Regulation S Deposit Agreement, the Depositary and the Custodian shall refuse to accept for deposit any Shares, unless (i) the person making such deposit shall certify that neither the Shares nor the other Regulation S Deposited Securities to be deposited were, when issued, of the same class (within the meaning of Rule 144A(d)(3)(i)), as the securities so listed or quoted, and (ii) such Shares are accompanied by evidence satisfactory to the Depositary that such Shares are eligible for resale under Rule 144A.

     The Depositary and the Custodian shall refuse to accept Shares for deposit whenever notified, as hereafter provided, that the Company has restricted transfer of such Shares to comply with any laws or regulations, if applicable. The Company shall notify the Depositary and the Custodian in writing with respect to any such restrictions on transfer of its Shares for deposit hereunder or transfer of Regulation S ADRs to any Holder.

     As a condition of accepting Shares for deposit, the Depositary may require that the person making such deposit furnish, whether or not any register of shareholders of the Company (or that maintained by the Foreign Registrar) is closed, (a) an agreement, assignment, or other instrument satisfactory to the Depositary or the Custodian, that provides for the prompt transfer by the person in whose name the Shares are registered to the Custodian or its nominee of any distribution or right to subscribe for additional Shares or to receive other property in respect of such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary or the Custodian, and (b) if the Shares are registered in the name of the person presenting them, or on whose behalf they are presented, for deposit, a proxy or proxies entitling the Custodian to vote such deposited Shares for any and all purposes until the Shares so deposited are registered in the name of the Custodian or its nominee.

     The Depositary agrees to instruct the Custodian to place all Shares and any other securities that are Regulation S Deposited Securities accepted for deposit under this Regulation S Deposit Agreement into an account or accounts that are segregated and separate from the account in which any Shares and such other securities of the Company may be held by such Custodian under any other depositary receipt facility pursuant to which depositary receipts evidencing depositary shares representing Shares are issued.

     Notwithstanding anything else contained in this Regulation S Deposit Agreement, the Depositary shall not be required to accept for deposit or maintain on deposit with the Custodian (a) any fractional Shares or fractional Regulation S Deposited Securities or (b) any number of Shares or Regulation S Deposited Securities which, upon application of the ratio of Regulation S ADSs to Regulation S Deposited Securities, would give rise to fractional Regulation S ADSs.

     The Depositary may require that no Share shall be accepted for deposit unless accompanied by evidence that is reasonably satisfactory to the Depositary or the Custodian that all conditions, including any necessary approvals, to such deposit have been satisfied by the person depositing such Shares under the laws and regulations of Hong Kong. The Depositary may issue Regulation S ADSs against evidence of rights to receive Shares from the Company or the Selling Shareholder, any agent of the Company or the Selling Shareholder or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished by the Company or any such custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares.

     Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Regulation S Deposit Agreement any Shares or other Regulation S Deposited Securities required to be registered pursuant to the provisions of the Securities Act, unless a registration statement under the Securities Act is in effect as to such Shares or other Regulation S

Deposited Securities, or any Shares or Regulation S Deposited Securities the deposit of which would violate any provisions of the Articles of Association of the Company. For purposes of the foregoing sentence, the Depositary shall be entitled to rely upon representations and warranties made or deemed made pursuant to this Regulation S Deposit Agreement and shall not be required to make any further investigation. The Depositary will comply with written instructions of the Company (received by the Depositary reasonably in advance) not to accept for deposit hereunder any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with the securities laws of the U.S.

     Section 2.4 Registration of Shares. The Depositary shall instruct the Custodian upon each Delivery of certificates representing registered Shares being deposited hereunder with the Custodian (or other Regulation S Deposited Securities pursuant to Article IV hereof), together with the other documents above specified, to present such certificate(s), together with the appropriate instrument(s) of transfer or endorsement, duly stamped, to the Foreign Registrar for transfer and registration of the Shares (as soon as transfer and registration can be accomplished and at the expense of the person for whom the deposit is made) in the name of the Depositary, the Custodian or a nominee of either. Regulation S Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary or its nominee in each case on behalf of the Holders and Beneficial Owners, at such place or places as the Depositary or the Custodian shall determine.

     Section 2.5 Execution and Delivery of Regulation S ADRs. The Depositary has made arrangements with the Custodian to confirm to the Depositary (i) that a deposit of Shares has been made pursuant to Section 2.3 hereof, (ii) that such Shares have been recorded in the name of the Depositary, the Custodian or a nominee of either on the shareholders' register maintained by or on behalf of the Company if registered Shares have been deposited or if deposit is made by book-entry transfer, confirmation of such transfer in the books of CCASS and
(iii) that the person or persons to whom or upon whose written order the Regulation S ADR(s) are deliverable in respect thereof and the number of Regulation S ADSs to be evidenced thereby or, if the book-entry settlement system is available for Regulation S ADSs, whose Euroclear, Clearstream or DTC Participant account should be credited with Regulation S ADSs and the number of Regulation S ADSs to be evidenced on the records of Euroclear, Clearstream or DTC and in the records of the Depositary with respect to the Master Regulation S ADR. Such notification shall be made by letter, cable, telex, SWIFT message or, at the risk and expense of the person making the deposit, by facsimile transmission or other means of electronic transmission. Upon receiving such notice from the Custodian and the certificate and agreement described in the next paragraph, the Depositary shall (i) if the book-entry settlement system is not available for Regulation S ADSs pursuant to Section 2.2, execute and deliver as promptly as practicable at its Principal New York Office, to or upon the order of the person(s) named in the notice delivered to the Depositary, a Regulation S ADR(s), registered in the name(s) requested by such person(s), and evidencing the aggregate number of Regulation S ADSs to which such person(s) are entitled, or (ii) if the book-entry settlement system for Regulation S ADSs is then so available (x) adjust its records to reflect such deposit to evidence the aggregate number of Regulation S ADSs then outstanding and (y) instruct Euroclear, Clearstream or DTC, as the case may be, to adjust its records to reflect such increase and any change in such allocation in respect of its Participant account to be credited with such increase, but, in either case, (A) only upon payment to the Depositary of all fees, charges, expenses, taxes and governmental charges payable in connection with such deposit and the transfer of the deposited Shares and (B) subject to applicable laws and the other terms of this Regulation S Deposit Agreement and the terms of the Articles of Association of the Company and of the Regulation S Deposited Securities.

     Prior to the Effective Time, the Depositary shall neither execute nor deliver a Regulation S ADR nor adjust its records in respect of any deposit of Shares (other than (i) a distribution of Shares pursuant to Sections 4.2, 4.3 or 4.10, (ii) a deposit of Shares issued upon an exercise of rights pursuant to
Section 4.4, or (iii) a deposit contemplated in Section 5.8) unless a written certification and agreement in substantially the form appearing as Exhibit D-1 (except in the case of the Initial Deposit) is provided to the Depositary by or on behalf of the person who will be the Beneficial Owner of the Regulation S ADSs issued. Nothing herein shall prohibit any Pre-Release Transaction upon the terms set forth in this Regulation S Deposit Agreement.

     Section 2.6 Transfer, Combination and Split-up of Regulation S ADRs.

     (a) Transfer. The Registrar shall register the transfer of Regulation S ADRs (and of the Regulation S ADSs represented thereby) on the books maintained from time to time for such purpose and the Depositary shall cancel such Regulation S ADRs and execute new Regulation S ADRs evidencing the same aggregate number of Regulation S ADSs as those evidenced by the Regulation S ADRs canceled by the Depositary, shall cause the Registrar to countersign such new Regulation S ADRs, and shall Deliver such new Regulation S ADRs to or upon the order of the person entitled thereto if each of the following conditions has been satisfied: (i) the Regulation S ADRs have been duly Delivered by the Holder (or by a duly-authorized attorney of the Holder) to the Depositary at its Principal New York Office for the purpose of effecting a transfer thereof, (ii) the surrendered Regulation S ADRs have been properly endorsed or are accompanied by proper instruments of transfer (including signature guarantees in accordance with standard securities industry practice), (iii) the surrendered Regulation S ADRs have been duly stamped (if required by the laws of the State of New York or of the U.S.), (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.5 and Exhibit B hereto) have been paid, and (v) the Depositary has received such certifications and agreements as the Depositary and the Company may require in order to comply with applicable laws and the restrictions on transfer, prior to the termination of the Distribution Compliance Period, subject, however, in each case, to the terms and conditions of the applicable Regulation S ADRs, of this Regulation S Deposit Agreement and of applicable law, in each case as in effect at the time thereof.

     (b) Combination & Split-Up. The Registrar shall register the split-up or combination of Regulation S ADRs (and of the Regulation S ADSs represented thereby) on the books maintained for such purpose and the Depositary shall cancel Regulation S ADRs and execute new Regulation S ADRs for the number of Regulation S ADSs requested, but in the aggregate not exceeding the number of Regulation S ADSs evidenced by the Regulation S ADRs canceled by the Depositary, shall cause the Registrar to countersign such new Regulation S ADRs, and shall Deliver such new Regulation S ADRs to or upon the order of the person entitled thereto, if each of the following conditions has been satisfied: (i) the Regulation S ADRs have been duly Delivered by the Holder (or by a duly-authorized attorney of the Holder) to the Depositary at the Principal New York Office of the Depositary for the purpose of effecting a split-up or combination thereof, and (ii) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.5 and Exhibit B hereto) have been paid, subject, however, in each case, to the terms and conditions of the applicable Regulation S ADRs, of this Regulation S Deposit Agreement and of applicable law, in each case, as in effect at the time thereof.

     (c) Legends and Certifications. The Regulation S ADRs executed and delivered upon any such transfer, split-up or combination shall bear the Securities Act Legend if at the time of delivery the restrictions contained therein are applicable, as determined by the Company and the Depositary from time to time. In connection with any split-up or combination of Regulation S ADRs pursuant to this paragraph, the Depositary shall not be obligated to obtain any certification or endorsement otherwise required by the terms of this Regulation S Deposit Agreement.

     Section 2.7 Surrender of Regulation S ADRs and Withdrawal of Regulation S Deposited Securities. Upon (i) surrender of a Regulation S ADR at the Principal New York Office of the Depositary, if the book-entry settlement system is not then available for Regulation S ADSs or (ii) receipt by the Depositary at the Principal New York Office of written instructions from a Participant of Euroclear, Clearstream or (after the Distribution Compliance Period) DTC (any such participant, a "Participant") or its nominee, as the case may be, on behalf of any Beneficial Owner together with a corresponding credit to the Depositary's account at DTC for the Regulation S ADSs so surrendered, if the book-entry settlement system is then available for Regulation S ADSs, in either case for the purpose of withdrawal of the Regulation S Deposited Securities represented thereby, and upon receipt of (x) payment of all fees and charges, including the fees and charges of the Depositary for the making of withdrawals of Regulation S Deposited Securities and cancellation of Regulation S ADSs (as set forth in Exhibit B hereto), governmental charges and taxes payable in connection with such surrender and withdrawal, (y) instructions of the Holder or Participant and
(z) the written certification and agreement hereinafter referred to, subject, however, in each case, to the terms and conditions of this Regulation S Deposit Agreement, the rules and clearing procedures of CCASS, the Articles of Association of the Company, and to the provisions of or governing the Regulation S Deposited Securities and applicable laws, in each case as in effect at the time thereof; the Holder of such Regulation S ADR acting for itself or on behalf of the Beneficial Owner or Participant, as the case may be, shall be entitled to physical Delivery at the Custodian's designated office, to him or upon his order, or to electronic Delivery (during the Distribution Compliance Period, only through CCASS or institutions having accounts with CCASS to an account outside the U.S.) to an account designated by such Participant, Beneficial Owner or Holder, as the case may be, as permitted by applicable law, of the amount of Regulation S Deposited Securities at the time represented by the Regulation S ADS(s) surrendered to the Depositary for such purpose. Such Delivery of Regulation S Deposited Securities shall be made, as hereinafter provided, without unreasonable delay.

     During the Distribution Compliance Period, no Regulation S Deposited Securities shall be delivered as provided herein unless such written order shall be accompanied by an accurately and fully completed, signed certification and agreement in substantially the form of Exhibit D-2 hereto. After the Distribution Compliance Period, delivery of Regulation S Deposited Securities upon surrender of Regulation S ADSs as provided herein may also be subject to delivery to the Depositary of such written certification and agreement as the Company and Depositary may require. A Regulation S ADR surrendered may be required by the Depositary to be properly endorsed in blank or accompanied by properly executed instruments of transfer in blank.

     Prior to expiration of the Distribution Compliance Period, no Holder may transfer Regulation S ADSs or Shares represented thereby to, or for the account of, a Qualified Institutional Buyer unless such Holder (i) withdraws such Shares in accordance with this Section 2.7 and (ii) instructs the Depositary to deliver the Shares so withdrawn to or for the account of the custodian under the Rule 144A Deposit Agreement for issuance thereunder of Rule 144A ADSs to or for the account of such Qualified Institutional Buyer. Issuance of such Rule 144A ADSs shall be subject to the terms and conditions of the Rule 144A Deposit Agreement, including with respect to the deposit of Shares and the issuance of Rule 144A ADSs, including delivery of the duly executed and completed written certificate and agreement required under the Rule 144A Deposit Agreement, by or on behalf of the person who will be the beneficial owner of such Rule 144A ADSs, representing that such person is a Qualified Institutional Buyer and agreeing that it will comply with the restrictions on transfer set forth in the Rule 144A Deposit Agreement and to payment of the fees, charges and taxes provided therein.

     Upon satisfaction of each of the conditions above specified, the Depositary
(i) shall cancel the Regulation S ADSs Delivered to it (and, if applicable, the Regulation S ADRs evidencing the Regulation S ADSs so Delivered), (ii) shall direct the Registrar to record the cancellation of the Regulation S ADSs so Delivered on the books maintained for such purpose, and (iii) shall direct the Custodian to Deliver (without unreasonable delay) at the Custodian's designated office the Deposited Securities represented by the Regulation S ADSs so canceled together with any certificate or other document of or relating to title for the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose, subject however, in each case, to the terms and conditions of this Regulation S Deposit Agreement, of the Regulation S ADRs evidencing the Regulation S ADSs so canceled, of the Articles of Association of the Company, of applicable laws and of the rules and clearing procedures of CCASS, and to the terms and conditions of or governing the Regulation S Deposited Securities, in each case as in effect at the time thereof.

     Notwithstanding anything else contained in any Regulation S ADR or this Regulation S Deposit Agreement, the Depositary may make delivery at the Principal New York Office of the Depositary of (i) any cash dividends or cash distributions, or (ii) any proceeds from the sale of any distributions of shares or rights, which are at the time held by the Depositary in respect of the Regulation S Deposited Securities represented by the Regulation S ADSs surrendered for cancellation and withdrawal. At the request, risk and expense of any Holder so surrendering Regulation S ADSs, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held by the Custodian in respect of the Regulation S Deposited Securities represented by such Regulation S ADSs to the Depositary for delivery at the Principal New York Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

     If any Regulation S ADSs surrendered and the Regulation S ADRs canceled represent fractional entitlements in Regulation S Deposited Securities, the Depositary shall cause the appropriate whole number of Regulation S Deposited Securities to be withdrawn and delivered in accordance with the preceding terms of this Section 2.7 and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such Regulation S ADR a new Regulation S ADR evidencing Regulation S ADSs representing any remaining fractional Share or (ii) sell or cause to be sold the fractional Share represented by the Regulation S ADR so surrendered and remit proceeds of such sale (net of (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes withheld) to the person surrendering the Regulation S ADR.

     Section 2.8 Limitations on Execution and Delivery, Transfer, Etc., of Regulation S ADRs; Suspension of Delivery, Transfer, Etc. As a condition precedent to the execution and delivery, registration of issuance, transfer, split-up, combination or surrender of any Regulation S ADR, the delivery of any distribution thereon or withdrawal of any Regulation S Deposited Securities, the Depositary, the Custodian or the Registrar may require from the Holder, the presenter of a Regulation S ADR, the Beneficial Owner, the depositor of Shares or the presenter of written instructions to adjust the Depositary's records (i) payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of the fees and charges of the Depositary set forth in Exhibit B to this Regulation S Deposit Agreement; (ii) compliance with (a) any applicable laws or governmental regulations and (b) such reasonable procedures as the Depositary, the Company and the Registrar may establish consistent with the provisions of this Regulation S Deposit Agreement; and (iii) production of proof satisfactory to it as to the identity and genuineness of any signature appearing on any form, certification or other document delivered to the Depositary in connection with this Regulation S Deposit Agreement, including but not limited to, in the case of Regulation S ADRs, a signature guarantee in accordance with industry practice.

     Notwithstanding anything herein to the contrary, after the Distribution Compliance Period, a Holder is entitled to withdraw Regulation S Deposited Securities subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholder's meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges to the Depositary, and (iii) compliance with any laws or governmental regulations relating to Regulation S ADRs or to the withdrawal of Regulation S Deposited Securities.

     The issuance and delivery of Regulation S ADSs against, or adjustments in the records of the Depositary to reflect, deposits of Shares generally or deposits of particular Shares may be suspended or withheld, or the registration of transfer of Regulation S ADRs in particular instances may be refused, or the registration of transfers generally may be suspended, or the surrender of outstanding Regulation S ADRs, or the receipt of written instructions from any person having a beneficial interest in any Regulation S ADR for the purpose of withdrawal of Regulation S Deposited Securities may be suspended or refused, during any period when the transfer books of the Depositary, the Company, a Registrar or the Foreign Registrar are closed, or if any such action is deemed necessary or advisable by the Company or the Depositary, in good faith (and with prompt notification thereafter of such action given to the Company or the Depositary, as the case may be), at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Regulation S ADSs or Shares are listed, or under any provision of the Articles of Association of the Company, this Regulation S Deposit Agreement or provisions of, or governing, the Regulation S Deposited Securities, or any meeting of shareholders of the Company or for any other reason.

     The Depositary may issue Regulation S ADSs against evidence of rights to receive Shares from the Company, or any custodian, Registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence shall consist of written guarantees of ownership of Shares furnished on behalf of the holder thereof.

     Section 2.9 Lost Regulation S ADRs, Etc. In case any Regulation S ADR shall be mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Regulation S ADR of like tenor at the expense of the Holder (a) in the case of a mutilated Regulation S ADR, in exchange of and substitution for such mutilated Regulation S ADR upon cancellation thereof, or (b) in lieu of and in substitution for such destroyed, lost or stolen Regulation S ADR, after the Holder thereof (i) has submitted to the Depositary a written request for such exchange and substitution before the Depositary has notice that the Regulation S ADR has been acquired by a bona fide purchaser, (ii) has provided such security or indemnity (including an indemnity bond) as may be reasonably required by the Depositary to save it and any of its agents harmless, and (iii) has satisfied any other reasonable requirements imposed by the Depositary, including, without limitation, evidence satisfactory to the Depositary of such destruction, loss or theft of such Regulation S ADR, the authenticity thereof and the Holder's ownership thereof.

     Section 2.10 Cancellation and Destruction of Surrendered Regulation S ADRs; Maintenance of Records. All Regulation S ADRs surrendered to the Depositary shall be canceled by the Depositary. Canceled Regulation S ADRs shall not be entitled to any benefits under this Regulation S Deposit Agreement or be valid or enforceable against the Depositary for any purpose. The Depositary is authorized to destroy Regulation S ADRs so canceled, provided the Depositary maintains a record of all destroyed Receipts. Any Regulation S ADSs held in book-entry form shall be deemed canceled when the Depositary causes the number of Regulation S ADSs evidenced by the Master Regulation S ADR to be reduced by the number of Regulation S ADSs surrendered.

                                  ARTICLE III

                       CERTAIN OBLIGATIONS OF HOLDERS AND
                     BENEFICIAL OWNERS OF REGULATION S ADSS

     Section 3.1 Proofs, Certificates and Other Information. Any person presenting Shares for deposit, any Holder or any Beneficial Owner may be required and every Holder and Beneficial Owner agrees, from time to time (a) to provide to the Depositary or the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approvals, legal or beneficial ownership of Regulation S ADSs and Regulation S Deposited Securities, compliance with all applicable laws and the terms of this Regulation S Deposit Agreement, and the provisions of, or governing, the Regulation S Deposited Securities, (b) to execute such certifications and to make such representations and warranties as the Depositary or the Custodian may deem necessary and proper and
(c) to provide such other information and documentation, including information relating to the registration on the books of the Company or of the Foreign Registrar (if applicable), or of the appointed agent of the Company for the registration and transfer of Shares as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of all or part of any Regulation S ADR, or the distribution or sale of any dividend or distribution of rights or of the net proceeds of the sale thereof or the delivery of any Regulation S Deposited Securities, until such proof or other information is filed or such certifications are executed, or such representations and warranties are made, or such other documentation or information is provided, in each case to the Depositary's, the Custodian's, the Registrar's and the Company's satisfaction, as the case may be. The Depositary shall provide the Company, in a timely manner, with copies or originals if necessary and appropriate of (i) any such proofs of citizenship or residence, taxpayer status, or exchange control approval which it receives from Holders and Beneficial Owners, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request and receive from any Holder or Beneficial Owner or any person presenting Shares for deposit or Regulation S ADSs evidenced by Regulation S ADRs for cancellation and withdrawal of the Regulation S Deposited Securities. Nothing herein shall obligate the Depositary to (i) obtain any information for the Company if not provided by the Holders or Beneficial Owners or (ii) verify or vouch for the accuracy of the information so provided by the Holders or Beneficial Owners.

     Section 3.2 Liability of Holders and Beneficial Owners for Taxes and Other Charges. If any tax or other governmental charge shall become payable with respect to any Regulation S ADR or any Regulation S Deposited Securities or Regulation S ADS, such tax or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary. The Company, the Custodian and/or the Depositary may withhold or deduct from any distributions made in respect of Regulation S Deposited Securities and may sell for the account of the Holder and/or Beneficial Owner any part or all of the Regulation S Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner remaining liable for any deficiency. The Custodian or the Depositary may refuse the deposit of Shares and the withdrawal of Regulation S Deposited Securities; the Depositary may refuse to issue Regulation S ADSs, to deliver Regulation S ADRs; and the Registrar may refuse to register the transfer, split-up or combination of Regulation S ADRs until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian, and any of their agents, officers, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

     Section 3.3 Representations and Warranties on Deposit, Transfer, Surrender and Withdrawal of Shares or Regulation S ADRs. Each person depositing Shares under this Regulation S Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares (and the certificates therefor) are duly authorized, validly issued, fully paid, non-assessable, and legally obtained by such person, (ii) all pre-emptive (and similar) rights with respect to such Shares have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do, (iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and (v) the Shares presented for deposit have not been stripped of any rights or entitlements, and are not, and the Regulation S ADSs will not be, "restricted securities" (within the meaning of Rule 144(a)(3) under the Securities Act). Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of Regulation S ADSs in respect thereof and the transfer of such Regulation S ADSs. If any such representations or warranties are false in any way, the Company and the Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.

     Each person depositing Shares, taking delivery of or transferring Regulation S ADSs or any beneficial interest therein, or surrendering Regulation S ADSs or any beneficial interest therein and withdrawing Shares under this Regulation S Deposit Agreement shall be deemed thereby to acknowledge that the Regulation S ADRs, the Regulation S ADSs evidenced thereby and the Shares represented thereby have not been and will not be registered under the Securities Act, and may not be offered, sold, pledged or otherwise transferred except in accordance with the restrictions on transfer set forth in the Securities Act Legend, and such person shall be deemed thereby to represent and warrant that such deposit, transfer or surrender or withdrawal (as applicable) complies with the foregoing restrictions. Such representations and warranties shall survive any such deposit, transfer or surrender and withdrawal of the Shares or the Regulation S ADRs or any beneficial interest therein.

     Section 3.4 Compliance with Information Requests. Notwithstanding any other provision of this Regulation S Deposit Agreement, each Holder and Beneficial Owner agrees to comply with requests from the Company or the Depositary pursuant to Hong Kong law, the rules and requirements of the Hong Kong Stock Exchange, any other stock exchange on which the Shares are, or may be, registered, traded or listed, or the Articles of Association of the Company, which are made to provide information, inter alia, as to the capacity in which such Holder or Beneficial Owner holds or owns Regulation S ADSs (and Shares, as the case may be) and regarding the identity of any other person interested in such Regulation S ADSs, the nature of such interest and various related matters, whether or not they are Holders and/or Beneficial Owners at the time of such request. The Depositary agrees to use its reasonable efforts to forward upon the request of the Company, at the Company's expense, any such request from the Company to the Holders and to forward to the Company any such responses to such requests received by the Depositary.

                                   ARTICLE IV

                      THE REGULATION S DEPOSITED SECURITIES

     Section 4.1 Cash Distributions. Whenever the Depositary receives confirmation from the Custodian of the receipt of any cash dividend or other cash distribution on any Regulation S Deposited Securities, or receives proceeds from the sale of any Shares, rights, securities or other entitlements under the terms hereof, the Depositary will, if at the time of receipt thereof any amounts received in Foreign Currency can, in the judgment of the Depositary

(pursuant to Section 4.7 hereof), be converted on a practical basis into Dollars transferable to the U.S., promptly convert, or cause to be converted, such cash dividend, distribution or proceeds into Dollars (on the terms described in Section 4.7) and will promptly distribute the amount thus received (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and
(b) taxes withheld) to the Holders entitled thereto, in proportion to the number of Rule 144A ADSs representing such Rule 144A Deposited Securities held by them respectively. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Regulation S ADSs outstanding at the time of the next distribution. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Regulation S Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to the Holders in respect of Regulation S ADSs representing such Regulation S Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Custodian or the Depositary to the relevant governmental authority. Evidence of payment thereof by the Company shall be forwarded by the Company to the Depositary upon request.

     Section 4.2 Distributions in Shares. If any distribution upon any Regulation S Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall cause such Shares to be deposited with the Custodian and, if applicable, registered in the name of the Depositary, the Custodian or any of their nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall establish the Regulation S ADS Record Date upon the terms described in Section 4.8 hereof and shall, subject to
Section 5.5 hereof, either (i) distribute as promptly as practicable to the Holders as of the Regulation S ADS Record Date in proportion to the number of Regulation S ADSs held by them respectively as of the Regulation S ADS Record Date, additional Regulation S ADSs, which represent in the aggregate the number of Shares received as such dividend or free distribution, subject to the other terms of this Regulation S Deposit Agreement (including, without limitation, Section 5.5 hereof, if applicable) by either (x) if Regulation S ADSs are not available in book-entry form, issuing additional Regulation S ADRs for an aggregate number of Regulation S ADSs representing the number of Shares received as such dividend or free distribution, or (y) if Regulation S ADSs are available in book-entry form, reflecting on the records of the Depositary such increase in the aggregate number of Regulation S ADSs representing such Shares and give notice to DTC of the related increase in the number of Regulation S ADSs evidenced by the Master Regulation S ADR, or (ii) if additional Regulation S ADSs are not so distributed, each Regulation S ADS issued and outstanding after the Regulation S ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interests in the additional Shares distributed upon the Regulation S Deposited Securities represented thereby (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes). In lieu of delivering fractional Regulation S ADSs, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds upon the terms described in Section
4.1. In the event that the Depositary determines that any distribution in Shares is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company, in the fulfillment of its obligation under Section 5.8 hereof, has furnished an opinion of U.S. counsel determining that the distribution to Holders of the Shares, and the Regulation S ADSs representing such Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), the Depositary may, after consultation with the Company, dispose of all or a portion of such Shares in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable, and the Depositary shall distribute the net proceeds of any such sale (after deduction of such (a) taxes and (b) fees and charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms described in Section 4.1. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of this Regulation S Deposit Agreement.

     Section 4.3 Elective Distributions. Whenever the Company intends to distribute a dividend payable at the election of the holders of Shares in cash or in additional Shares, the Company shall give timely notice thereof to the Depositary stating whether or not it wishes such elective distribution to be made available to Holders of Regulation S ADSs. Upon receipt of a notice indicating that the Company wishes such elective distribution to be made available to Holders of Regulation S ADSs, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders of Regulation S ADSs. The Depositary shall make such elective distribution available to Holders only if the Depositary shall have (i) determined that such distribution is reasonably practicable and (ii) received satisfactory documentation within the terms of
Section 5.8. If the above conditions are not satisfied or if the Company requests that such elective distribution not be made available to Holders of Regulation S ADSs, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in Hong Kong in respect of the Shares for which no election is made, either (X) cash upon the terms described in Section 4.1 or (Y) additional Regulation S ADSs representing such additional Shares upon the terms described in Section 4.2. If the above conditions are satisfied, the Depositary shall establish a Regulation S ADS Record Date and establish procedures to enable Holders to elect the receipt of the proposed dividend in cash or in additional Regulation S ADSs. The Company shall assist the Depositary in establishing such procedures to the extent necessary. If a Holder elects to receive the proposed dividend (X) in cash, the dividend shall be distributed upon the terms described in Section 4.1, or (Y) in Regulation S ADSs, the dividend shall be distributed upon the terms described in Section 4.2. Nothing herein shall obligate the Depositary to make available to Holders a method to receive the elective dividend in Shares (rather than in the form of Regulation S ADSs). There can be no assurance that Holders and Beneficial Owners generally, or any Holder or Beneficial Owner in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of the Regulation S Deposited Securities.

     Section 4.4  Distributions of Rights to Purchase Additional Regulation S
ADSs.

     (a) Distribution to Regulation S ADS Holders. Whenever the Company intends to distribute to the holders of Shares rights to subscribe for additional Shares (in the form of Shares or ADSs), the Company shall give timely notice thereof to the Depositary stating whether or not it wishes such rights to be made available to Holders of Regulation S ADSs. Upon receipt of a notice indicating that the Company wishes such rights to be made available to Holders of Regulation S ADSs, the Depositary shall consult with the Company, and the Company shall assist the Depositary, to determine whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall promptly make such rights available to Holders only if (i) the Company shall have requested that such rights be made available to Holders in a timely manner,
(ii) the Depositary shall have received satisfactory documentation within the terms of Section 5.8, and (iii) the Depositary shall have determined that such distribution of rights is reasonably practicable. In the event any of the conditions set forth above are not satisfied or if the Company requests that the rights not be made available to Holders of Regulation S ADSs, the Depositary shall proceed promptly with the sale of the rights as contemplated in Section 4.4(b) below. In the event all conditions set forth above are satisfied, the Depositary shall establish a Regulation S ADS Record Date (upon the terms described in Section 4.8) and establish procedures to distribute such rights as promptly as practicable (by means of warrants or otherwise) and to enable the Holders to exercise the rights (upon payment of applicable (a) fees and charges of, and expenses incurred by, the Depositary set forth in Exhibit B and (b) taxes). The Company shall assist the Depositary to the extent necessary in establishing such procedures. Nothing herein shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than for Regulation S ADSs).

     (b) Sale of Rights. If (i) the Company does not timely request the Depositary to make the rights available to Holders or requests that the rights not be made available to Holders, (ii) the Depositary fails to receive satisfactory documentation within the terms of Section 5.8 or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public and private sale) as it may deem practicable. The Company shall assist the Depositary to the extent necessary to determine such legality and practicability. The Depositary shall, as promptly as practicable and upon such sale, (i) cause the proceeds of such sale, if any, to be converted into Dollars upon the terms described in Section 4.7, and (ii) distribute the proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) upon the terms set forth in Section 4.1.

     (c) Lapse of Rights. If the Depositary is unable to make any rights available to Holders upon the terms described in Section 4.4(a) or to arrange for the sale of the rights upon the terms described in Section 4.4(b), the Depositary shall allow such rights to lapse.

     The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with any sale or exercise, or (iii) the content of any materials forwarded to the Holders on behalf of the Company in connection with the rights distribution.

     Notwithstanding anything to the contrary in this Section 4.4, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect.

     In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of rights an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Regulation S ADSs shall be reduced accordingly. In the event that the Depositary determines that any distribution of Shares or rights to subscribe therefor is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such Shares or rights to subscribe therefor in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges.

     There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing herein shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

     Section 4.5 Distributions Other Than Cash, Shares or Rights to Purchase Shares.

     (a) Whenever the Company intends to distribute to the holders of Regulation S Deposited Securities property other than cash, Shares or rights to purchase additional Shares, the Company shall give timely notice thereof to the Depositary and shall indicate whether or not it wishes such distribution to be made available to Holders of Regulation S ADSs. Upon receipt of a notice indicating that the Company wishes such distribution to be made available to Holders of Regulation S ADSs, the Depositary shall consult with the Company, and the Company shall assist the Depositary to determine whether such distribution is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of Section 5.8, and (iii) the Depositary shall have determined that such distribution is reasonably practicable.

     (b) Upon receipt of satisfactory documentation and the request of the Company to distribute property to Holders of Regulation S ADSs and after making the requisite determinations set forth in (a) above, the Depositary shall distribute the property so received to the Holders of record as of the Regulation S ADS Record Date, in proportion to the number of Regulation S ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.

     (c) If (i) the Company does not request the Depositary to make such distribution to Holders or requests not to make such distribution to Holders,
(ii) the Depositary does not receive satisfactory documentation within the terms of Section 5.8, or (iii) the Depositary determines that all or a portion of such distribution is not reasonably practicable, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem practicable and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars upon the terms described in Section 4.7 and (ii) distribute the proceeds of such conversion received by the Depositary (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders as of the Regulation S ADS Record Date upon the terms of Section 4.1. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.

     Section 4.6 Redemption. If the Company intends to exercise any right of redemption in respect of any of the Regulation S Deposited Securities, the Company shall give timely notice thereof to the Depositary setting forth the particulars of the proposed redemption. Upon receipt of such (i) notice and (ii) satisfactory documentation given by the Company to the Depositary within the terms of Section 5.8, and only if the Depositary shall have determined that such proposed redemption is reasonably practicable, the Depositary shall send to each Holder a notice setting forth the intended exercise by the Company of the redemption rights and any other particulars set forth in the Company's notice to the Depositary. The Depositary shall instruct the Custodian to present to the Company the Regulation S Deposited Securities in respect of which redemption rights are being exercised against payment of the applicable redemption price. Upon receipt of confirmation from the Custodian that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, and distribute the proceeds (net of applicable (a) fees and charges of, and the expenses incurred by, the Depositary, and (b) taxes), retire Regulation S ADSs and cancel Regulation S ADRs upon delivery of such Regulation S ADSs by Holders thereof and the terms set forth in Sections 4.1 and 6.2 hereof. If less than all outstanding Regulation S Deposited Securities are redeemed, the Regulation S ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary. The redemption price per Regulation S ADS shall be the per share amount received by the Depositary upon the redemption of the Regulation S Deposited Securities represented by Regulation S ADSs (subject to the terms of Section 4.7 hereof and applicable (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes) multiplied by the number of Regulation S Deposited Securities represented by each Regulation S ADS redeemed.

     Section 4.7 Conversion of Foreign Currency. Whenever the Depositary or the Custodian shall receive Foreign Currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, which in the judgment of the Depositary can at such time be converted on a practicable basis, into Dollars transferable to the U.S. and distributable to Holders entitled thereto, the Depositary shall convert or cause to be converted as promptly as practicable, by sale or in any other manner that it may determine, such Foreign Currency into Dollars, and shall distribute as promptly as practicable such Dollars (net of any applicable fees, or any reasonable and customary expenses incurred on behalf of the Holders in complying with currency exchange control or other governmental requirements) in accordance with the terms of the applicable sections of this Regulation S Deposit Agreement. If the Depositary shall have distributed warrants or other instruments that entitle the holders thereof to such Dollars, the Depositary shall distribute as promptly as practicable such Dollars to the holders of such warrants and/or instruments upon surrender thereof for cancellation, in either case without liability for interest thereon. Such distribution shall be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.

     If such conversion or distribution generally or with regard to a particular Holder can be effected only with the approval or license of any government or agency thereof, the Depositary shall have authority to file such application for approval or license, if any, as it may deem desirable, in which case such filings shall be made as promptly as practicable. In no event, however, shall the Depositary be obligated to make such a filing.

     If at any time the Depositary shall determine that in its judgment the conversion of any Foreign Currency and the transfer and distribution of proceeds of such conversion received by the Depositary is not practicable or lawful, or if any approval or license of any governmental authority or agency thereof that is required for such conversion, transfer or distribution is denied or, in the opinion of the Depositary, not obtainable at a reasonable cost or within a reasonable period, the Depositary may, in its reasonable discretion, (i) make such conversion and distribution in Dollars to the Holders for whom such conversion, transfer and distribution is lawful and practicable, (ii) distribute the Foreign Currency (or an appropriate document evidencing the right to receive such Foreign Currency) received by the Depositary to Holders for whom this is lawful and practicable, and (iii) hold (or cause the Custodian to hold) such Foreign Currency (without liability for interest thereon) for the respective accounts of, the Holders entitled to receive the same.

     Section 4.8 Fixing of Regulation S ADS Record Date. Whenever the Depositary shall receive notice of the fixing of a record date by the Company for the determination of holders of Regulation S Deposited Securities entitled to receive any distribution (whether in cash, Shares, rights or other distribution), or whenever, for any reason, the Depositary causes a change in the number of Shares that are represented by each Regulation S ADS, or whenever the Depositary shall receive notice of any meeting of, or solicitation of consents, or of proxies of, holders of Shares or other Regulation S Deposited Securities, or whenever the Depositary finds it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall fix a record date (the "Regulation S ADS Record Date") for the determination of the Holders of Regulation S ADRs who shall be entitled to receive such dividend or distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each Regulation S ADS. To the extent practicable, the Regulation S ADS Record Date shall be the same date as the record date for the Regulation S Deposited Securities (if any) set by the Company in Hong Kong. Subject to applicable law and the provisions of Sections 4.1 through 4.7 and to the other terms and conditions of this Regulation S Deposit Agreement, only the Holders of Regulation S ADRs at the close of business in New York on such Regulation S ADS Record Date shall be entitled to receive such distribution, to give such voting instructions, to receive such notice or solicitation, or otherwise take action, as the case may be.

     Section 4.9 Voting of Regulation S Deposited Securities. As soon as practicable after receipt from the Company of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other

Regulation S Deposited Securities, the Depositary shall fix the Regulation S ADS Record Date in respect of such meeting or solicitation of consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least thirty (30) days prior to the date of such vote or meeting) and, at the Company's expense and provided no U.S. legal prohibitions exist, distribute to Holders as of the Regulation S ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy, (b) a statement that the Holders at the close of business in New York on the Regulation S ADS Record Date will be entitled, subject to any applicable law, the provisions of this Regulation S Deposit Agreement, the Articles of Association of the Company and the provisions of or governing the Regulation S Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Regulation S ADSs, and
(c) a brief statement as to the manner in which such voting instructions may be given. Voting instructions may be given only in respect of a number of Regulation S ADSs representing an integral number of Shares or other Regulation S Deposited Securities. Upon the timely receipt from a Holder of Regulation S ADSs as of the Regulation S ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Regulation S Deposit Agreement, the Articles of Association of the Company and the provisions of the Regulation S Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Regulation S Deposited Securities (in person or by proxy) represented by such Holder's of Regulation S ADSs in accordance with such instructions.

     Neither the Depositary nor the Custodian shall, under any circumstances, exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of the Shares or other Regulation S Deposited Securities represented by Regulation S ADSs except pursuant to and in accordance with such instructions from Holders. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Regulation S Deposited Securities represented by such Holder's Regulation S ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. If no instructions are received by the Depositary from any Holder with respect to any of the Shares or other Regulation S Deposited Securities represented by the Regulation S ADSs evidenced by such Holder's Regulation S ADRs, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such amount of Shares or Regulation S Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such amount of Shares or Regulation S Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) substantial opposition exists or (y) such matter materially and adversely affects the rights of holders of Shares, in which case, the Regulation S Deposited Securities represented by Regulation S ADSs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Regulation S Deposited Securities (whether or not voting instructions have been received in respect of such

Regulation S Deposited Securities from Holders as of the Regulation S ADS Record
Date) for the sole purpose of establishing quorum at a meeting of shareholders.

     There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

     Notwithstanding anything else contained in this Regulation S Deposit Agreement, the Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation of consents or proxies, of holders of Regulation S Deposited Securities if the taking of such action would violate U.S. laws. The Company agrees to take any and all actions reasonably necessary to enable Holders and Beneficial Owners to exercise the voting rights accruing to the Regulation S Deposited Securities and to deliver to the Depositary an opinion of U.S. counsel addressing any actions requested to be taken if so requested by the Depositary.

     Section 4.10 Changes Affecting Regulation S Deposited Securities. Upon any change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of Regulation S Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for, or in conversion, replacement or otherwise in respect of, such Regulation S Deposited Securities shall, to the extent permitted by law, be treated as new Regulation S Deposited Securities under this Regulation S Deposit Agreement, and the Regulation S ADRs shall, subject to the terms of this Regulation S Deposit Agreement and applicable law, evidence Regulation S ADSs representing the right to receive such replacement securities. The Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of this Regulation S Deposit Agreement and receipt of an opinion of counsel satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Regulation S ADRs or make appropriate adjustments in its records, as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Regulation S ADRs to be exchanged for new Regulation S ADRs, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Regulation S ADR contained in Exhibit A hereto, specifically describing such new Regulation S Deposited Securities or corporate change.

     Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to receipt of an opinion of counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sales (net of applicable
(a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes) for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribution the net proceeds so allocated to the extent practicable as in the case of a distribution received pursuant to Section 4.1. The Depositary shall not be responsible for (i) any failure to determine that it is lawful or practicable to make such securities available to Holders in general or to any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or
(iii) any liability to the purchaser of such securities.

     Section 4.11 Transmittal by the Depositary of Company Notices, Reports and Communications. The Depositary shall make available for inspection during business hours by Holders at its Principal New York Office copies of this Regulation S Deposit Agreement, any notices, reports or communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary or the Custodian, or the nominee of either of them, as the holder of the Regulation S Deposited Securities, and (b) made generally available to the holders of such Regulation S Deposited Securities by the Company. The Depositary shall also distribute to Holders, at the Company's request and expense, copies of such notices, reports and communications when furnished by the Company to the Depositary pursuant to Section 5.7.

     Section 4.12 Taxation. The Depositary will, and will instruct the Custodian to, forward to the Company or its agents such information from its records as the Company may reasonably request to enable the Company or its agents to file the necessary tax reports with governmental authorities or agencies. The Depositary, the Custodian or the Company and its agents may file such reports as are necessary to reduce or eliminate applicable taxes on dividends and on other distributions in respect of Regulation S Deposited Securities under applicable tax treaties or laws for the Holders and Beneficial Owners. In accordance with instructions from the Company and to the extent practicable, the Depositary or the Custodian will take reasonable administrative actions to obtain tax refunds, reduced withholding of tax at source on dividends and other benefits under applicable tax treaties or laws with respect to dividends and other distributions on the Regulation S Deposited Securities. As a condition to receiving such benefits, Holders and Beneficial Owners of Regulation S ADSs may be required from time to time, and in a timely manner, to file such proof of taxpayer status, residence and beneficial ownership (as applicable), to execute such certificates and to make such representations and warranties, or to provide any other information or documents, as the Depositary or the Custodian may deem necessary or proper to fulfill the Depositary's or the Custodian's obligations under applicable law and under this Regulation S Deposit Agreement. The Holders and Beneficial Owners shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

     If the Company (or any of its agents) withholds from any distribution any amount on account of taxes or governmental charges, or pays any other tax in respect of such distribution (i.e., stamp duty tax, capital gains or other similar tax), the Company shall (and shall cause such agent to) remit as promptly as practicable to the Depositary information about such taxes or governmental charges withheld or paid, and, if so requested, the tax receipt (or other proof of payment to the applicable governmental authority) therefor, in each case, in a form satisfactory to the Depositary. The Depositary shall, to the extent required by U.S. law, report to Holders any taxes withheld by it or the Custodian, and, if such information is provided to it by the Company, any taxes withheld by the Company. The Depositary and the Custodian shall not be required to provide the Holders with any evidence of the remittance by the Company (or its agents) of any taxes withheld, or of the payment of taxes by the Company, except to the extent the evidence is provided by the Company to the Depositary. Neither the Depositary nor the Custodian shall be liable for the failure by any Holder or Beneficial Owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder's or Beneficial Owner's income tax liability.

     The Depositary is under no obligation to provide the Holders and Beneficial Owners with any information about the tax status of the Company. The Depositary shall not incur any liability for any tax consequences that may be incurred by Holders and Beneficial Owners on account of their ownership of the Regulation S ADSs, including without limitation, tax consequences resulting from the Company (or any of its subsidiaries) being treated as a "Foreign Personal Holding Company," or as a "Passive Foreign Investment Company" (in each case as defined in the U.S. Internal Revenue Code and the regulations issued thereunder) or otherwise.

     Section 4.13 Available Information. The Company has submitted a request to the Commission to be included in the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act. Pursuant to the information exemption under Rule 12g3-2(b) under the Securities Exchange Act, the Company shall furnish the Commission with (a) public reports and documents required by the laws of Hong Kong, and (b) certain public reports and documents (i) required to be filed pursuant to the rules of the Hong Kong Stock Exchange or any other securities exchange on which any securities of the Company may be listed or (ii) otherwise required to be furnished to its shareholders, in accordance with such Rule. Should the Company become subject to additional informational requirements, it shall in accordance therewith file reports and other information with the Commission. If, at any time prior to the termination of this Regulation S Deposit Agreement, the Company is neither a reporting company under Section 13 or Section 15(d) of the Securities Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the Securities Exchange Act, the Company hereby undertakes to provide to any Holder or Beneficial Owner or any prospective purchaser designated by such Holder or Beneficial Owner, upon the request of such Holder or Beneficial Owner or prospective purchaser, copies of the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and otherwise comply with Rule 144A in connection with resales of Regulation S ADSs and Shares.

     The Company hereby directs the Depositary to deliver such information, to the extent made available to the Depositary by the Company, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144A (d)(4) to any such Holder, identified Beneficial Owner or prospective purchaser at the request of such person. The Company agrees to reimburse the Depositary for its reasonable expenses in connection with such deliveries and to provide the Depositary with such information in such quantities as the Depositary may from time to time reasonably request.

                                   ARTICLE V

                  THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

     Section 5.1 Maintenance of Depositary's Office and Register. Until the termination of this Regulation S Deposit Agreement in accordance with its terms, the Depositary shall maintain in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration, registration of transfers and surrender of Regulation S ADRs and ADSs in accordance with the provisions of this Regulation S Deposit Agreement.

     The Depositary shall keep books in its Principal New York Office for the registration of Regulation S ADRs and transfers of Regulation S ADRs, which office shall be open at all reasonable times for inspection by Holders and by the Company (and the Company will have the right to take copies thereof and to require the Depositary, the Registrar and any co-registrars, to supply copies of such portion of such records at the Company's request and expense), provided that such inspection shall not, to the Depositary's knowledge, be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to this Regulation S Deposit Agreement, the Regulation S ADSs or the Regulation S ADRs.

     Subject to Section 2.8 hereof, the Depositary may close the transfer books with respect to Regulation S ADRs, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable request of the Company.

     If the Regulation S ADSs are listed on one or more stock exchanges or automated quotation systems in the U.S., the Depositary shall act as Registrar or appoint a Registrar or one or more co-registrars for registration of ADRs and transfers, combinations and split-ups, and to countersign such ADRs in accordance with any requirements of such exchanges or systems. Such Registrar or co-registrars may be removed and substitutes may be appointed by the Depositary. The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Regulation S ADRs at designated transfer offices on behalf of the Depositary. Such co-transfer agents may be removed and substitutes may be appointed by the Depositary.

     Section 5.2 Exoneration. Neither the Depositary nor the Company nor any of their respective directors, employees, agents or Affiliates shall be obligated to do or perform any act which is inconsistent with the provisions of this Regulation S Deposit Agreement or incur any liability (i) if the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing required by the terms of this Regulation S Deposit Agreement, by reason of any provision of any present or future law or regulation of the U.S., Hong Kong or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of the Articles of Association of the Company or any provision of, or governing, any Regulation S Deposited Securities, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, acts of terrorism, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in this Regulation S Deposit Agreement or in the Articles of Association of the Company or provisions of or governing Regulation S Deposited Securities, (iii) for any action or inaction in reliance upon the advice or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for the inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Shares but is not, under the terms of this Regulation S Deposit Agreement, made available to Holders of Regulation S ADSs or (v) for any consequential or punitive damages for any breach of the terms of this Regulation S Deposit Agreement.

     The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     No disclaimer of liability under the Securities Act is intended by any provision of this Regulation S Deposit Agreement.

     Section 5.3 Standard of Care. The Company and the Depositary assume no obligation and shall not be subject to any liability under this Regulation S Deposit Agreement or any Regulation S ADRs to any Holder or Beneficial Owner, except that the Company and the Depositary agree to perform their respective obligations specifically set forth in this Regulation S Deposit Agreement or the applicable Regulation S ADRs without negligence or bad faith.

     Without limitation of the foregoing, neither the Depositary, nor the Company, nor any of their respective controlling persons, or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Regulation S Deposited Securities or in respect of the Regulation S ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary).

     The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Regulation S Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or non-action is in good faith and in accordance with the terms of this Regulation S Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Regulation S Deposited Securities, for the validity or worth of the Regulation S Deposited Securities, for the creditworthiness of any third party, or for any tax consequences that may result from the ownership of Regulation S ADSs, Shares or Regulation S Deposited Securities, for allowing any rights to lapse upon the terms of this Regulation S Deposit Agreement or for the failure or timeliness of any notice from the Company.

     Section 5.4 Resignation and Removal of the Depositary; Appointment of Successor Depositary. The Depositary may at any time resign as Depositary hereunder by written notice of resignation delivered to the Company, such resignation to take effect upon the earlier to occur of (i) the 90th day after delivery thereof to the Company (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.2), or (ii) the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

     The Depositary may at any time be removed by the Company by written notice of removal delivered to the Depositary, which notice of removal shall be effective upon the later of (i) the 90th day after delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.2), or (ii) the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

     In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed (except as required by applicable law), shall become fully vested with all the rights, powers, duties and obligations of its predecessor (other than as contemplated in Sections 5.5 and 5.9). The predecessor depositary, upon payment of all sums due it and on the written request of the Company and without additional consideration therefor, shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in Sections 5.5 and 5.9), (ii) duly assign, transfer and deliver all right, title and interest in the Regulation S Deposited Securities to such successor, (iii) deliver to such successor a list of the Holders of all outstanding Regulation S ADRs and such other information relating to Regulation S ADRs and Holders thereof as the successor may reasonably request and (iv) take such action as the Company may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to the Holders.

     Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

     Section 5.5 Fees and Charges of Depositary. The Company, the Holders, the Beneficial Owners, and persons depositing Shares or surrendering Regulation S ADSs for cancellation and withdrawal of Regulation S Deposited Securities shall be required to pay to the Depositary the Depositary's fees and related charges identified as payable by them respectively in the Fee Schedule attached hereto as Exhibit B. All fees and charges so payable may, at any time and from time to time, be changed by agreement between the Depositary and the Company, but, in the case of fees and charges payable by Holders and Beneficial Owners, only in the manner contemplated in Section 6.1. The Depositary shall provide, without charge, a copy of its latest fee schedule to anyone upon request.

     The Company agrees to promptly pay to the Depositary such other reasonable fees and charges and to reimburse the Depositary for such reasonable out-of-pocket expenses as the Depositary and the Company may agree to in writing from time to time. Responsibility for payment of such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. Unless otherwise agreed, the Depositary shall present its statement for such expenses and fees or charges to the Company once every three months or at such intervals as the Company and the Depositary may agree. The charges and expenses of the Custodian are for the sole account of the Depositary.

     The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of this Regulation S Deposit Agreement. As to any Depositary, upon the resignation or removal of such Depositary as described in Section 5.4 hereof, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

     Section 5.6 The Custodian. The Depositary has initially appointed Bank of China (Hong Kong) Limited, as custodian of the Depositary for the purpose of this Regulation S Deposit Agreement. The Depositary may appoint one or more additional or substitute Custodians hereunder. The Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary for the Shares for which the Custodian acts as custodian and shall be responsible solely to it. If the Custodian resigns or is discharged from its duties hereunder with respect to any Regulation S Deposited Securities and no other Custodian has previously been appointed hereunder, the Depositary shall promptly appoint a substitute custodian that is authorized to act as custodian under the laws of Hong Kong. The Depositary shall require such resigning or discharged Custodian to deliver all Regulation S Deposited Securities held by it, together with all such records maintained by it as Custodian with respect to such Regulation S Deposited Securities as the Depositary may request, to the Custodian designated by the Depositary. Whenever the Depositary determines, in its discretion, that it is appropriate to do so, it may appoint an additional custodian with respect to any Regulation S Deposited Securities, or discharge the Custodian with respect to any Regulation S Deposited Securities and appoint a substitute custodian, which shall thereafter be Custodian hereunder with respect to the Regulation S Deposited Securities. Each such substitute or additional custodian shall deliver to the Depositary, forthwith upon its appointment, an acceptance of such appointment satisfactory in form and substance to the Depositary. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders of Regulation S ADRs, each other Custodian and the Company.

     Upon the appointment of any successor depositary, any Custodian then acting hereunder shall, unless otherwise instructed by the Depositary, continue to be the Custodian of the Regulation S Deposited Securities without any further act or writing, and shall be subject to the direction of the successor depositary. The successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority to act on the direction of such successor depositary.

     Section 5.7 Notices and Reports. On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of any Shares or other Regulation S Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distribution or offering of any rights in respect of the Shares or other Regulation S Deposited Securities, the Company shall transmit to the Depositary and to the

Custodian a copy of the notice thereof in English, but otherwise in the form given or to be given to holders of Shares or other Regulation S Deposited Securities. The Company shall also furnish to the Custodian and the Depositary a summary, in English, of any applicable provisions or proposed provisions of the Articles of Association of the Company that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat.

     In addition, the Company will transmit to the Depositary English-language versions of the other notices, reports and communications which are generally made available by the Company to holders of Shares or other Regulation S Deposited Securities. The Depositary will, at the request and expense of the Company, make available a copy of any such notices, reports or communications issued by the Company and delivered to the Depositary for inspection by the Holders of the Regulation S ADRs evidencing the Regulation S ADSs representing such Shares governed by such provisions at the Depositary's Principal New York Office, at the office of the Custodian and at any other designated transfer office. The Depositary shall arrange, at the request of the Company and at the Company's expense, for the mailing of copies thereof to all Holders on a basis similar to that for holders of Shares or other Regulation S Deposited Securities or on such other basis as the Company may advise the Depositary.

     Section 5.8 Issuance of Additional Shares, Etc. The Company agrees that in the event it or any of its Affiliates proposes (i) an issuance, sale or distribution of additional Shares, (ii) an offering of rights to subscribe for Shares or other Regulation S Deposited Securities, (iii) an issuance of securities convertible into or exchangeable for Shares, (iv) an issuance of rights to subscribe for securities convertible into or exchangeable for Shares,
(v) an elective dividend of cash or Shares, (vi) a redemption of Regulation S Deposited Securities, (vii) a meeting of holders of Regulation S Deposited Securities, or solicitation of consents or proxies, relating to any reclassification of securities, merger or consolidation or transfer of assets or
(viii) any reclassification, recapitalization, reorganization, merger, consolidation or sale of assets which affects the Regulation S Deposited Securities, it will obtain advice of U.S. Counsel and take all steps necessary to ensure that the proposed transaction does not violate the registration provisions of the Securities Act, or any other applicable laws (including, without limitation, the Investment Company Act of 1940, as amended, the Exchange Act or the securities laws of the states of the U.S.). In support of the foregoing, the Company will furnish to the Depositary (a) a written opinion of U.S. counsel for the Company (which counsel shall be reasonably satisfactory to the Depositary) stating whether or not the transaction (1) requires a registration statement under the Securities Act to be in effect prior to making any distribution as contemplated by the transaction or (2) is exempt from the registration requirements of the Securities Act and (b) an opinion of Hong Kong counsel for the Company stating that (1) making the transaction available to Holders and Beneficial Owners does not violate the laws or regulations of Hong Kong and (2) all requisite regulatory consents and approvals have been obtained in Hong Kong. If the filing of a registration statement is required, the Depositary shall not have any obligation to proceed with the transaction unless it shall have received evidence reasonably satisfactory to it that such registration statement has been declared effective. Notwithstanding anything else contained in this Regulation S Deposit Agreement, nothing in this Regulation S Deposit Agreement shall be deemed to obligate the Company to file a registration statement in respect of any proposed transaction. If, being advised by counsel, the Company determines that a transaction is required to be registered under the Securities Act, the Company will either (i) register such transaction to the extent necessary, (ii) alter the terms of the transaction to avoid the registration requirements of the Securities Act or (iii) direct the Depositary to take specific measures, in each case as contemplated in this Regulation S Deposit Agreement, to prevent such transaction from violating the registration requirements of the Securities Act.

     The Company agrees with the Depositary that neither the Company nor any of its Affiliates will at any time (i) deposit any Shares or other Regulation S Deposited Securities, either upon original issuance or upon a sale of Shares or other Regulation S Deposited Securities previously issued and reacquired by the Company or by any such Affiliate, or (ii) issue additional Shares, rights to subscribe for such Shares, securities convertible into or exchangeable for Shares or rights to subscribe for such securities, unless such transaction and the securities issuable in such transaction are exempt from the registration requirements of the Securities Act and, if applicable, the Exchange Act or have been registered under the Securities Act and, if applicable, the Exchange Act (and such registration statement has been declared effective).

     Section 5.9 Indemnification. The Depositary agrees to indemnify the Company and its directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary or its directors, employees, agents and Affiliates under the terms hereof due to the negligence or bad faith of the Depositary.

     The Company agrees to indemnify the Depositary, the Custodian and any of their respective directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Regulation S ADRs, Regulation S ADSs, the Shares or other Regulation S Deposited Securities, as the case may be, (b) out of or as a result of any offering documents in respect thereof, or (c) out of acts performed or omitted, including, but not limited to, any delivery by the Depositary on behalf of the Company of information regarding the Company in connection with this Regulation S Deposit Agreement, the Regulation S ADRs, the Regulation S ADSs, the Shares, or any Regulation S Deposited Securities, in any such case (i) by the Depositary, the Custodian or any of their respective directors, officers, employees, agents and Affiliates, except to the extent such loss, liability, tax, charge or expense is due to the negligence or bad faith of any of them, or
(ii) by the Company or any of its directors, officers, employees, agents and Affiliates.

     The obligations set forth in this Section shall survive the termination of this Regulation S Deposit Agreement and the succession or substitution of any party indemnified hereby. No Beneficial Owner or Holder shall have any rights under this Section 5.9.

     Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights to seek indemnification except to the extent the indemnifying person is materially prejudiced by such failure) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim that may give rise to an indemnity hereunder, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim that may give rise to an indemnity hereunder without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

     Section 5.10 Pre-Release Transactions. In its capacity as depositary, the Depositary shall not lend Shares or Regulation S ADSs; provided, however, that the Depositary may (i) issue Regulation S ADSs prior to the receipt of Shares pursuant to Section 2.3 and (ii) deliver Shares prior to the receipt and cancellation of Regulation S ADSs pursuant to Section 2.7, including Regulation S ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Regulation S ADSs in lieu of Shares under (i) above and receive Shares in lieu of Regulation S ADSs under (ii) above. Each such Pre-Release Transaction will be (a) subject to a written agreement whereby the person or entity (the "Applicant") to whom Regulation S ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Regulation S ADSs, as the case may be, that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or Regulation S ADSs in its records and to hold such Shares or Regulation S ADSs in trust for the Depositary until such Shares or Regulation S ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Regulation S ADSs, and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Regulation S ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the Regulation S ADSs outstanding (without giving effect to Regulation S ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems reasonably appropriate. The Depositary may also set limits with respect to the number of Regulation S ADSs and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate.

     Subject to the terms and conditions of this Regulation S Deposit Agreement and applicable laws and regulations, Citibank, N.A., its agents and their Affiliates may own and deal in any class of securities of the Company and its Affiliates and in Regulation S ADSs.

     The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant). Prior to the Effective Time, the Depositary may require the person to whom any Pre-Release Transaction is to be made pursuant to this Section 5.10 to deliver to the Depositary a duly completed and executed certificate and agreement in substantially the form attached hereto as Exhibit D-1.

                                   ARTICLE VI

                            AMENDMENT AND TERMINATION

     Section 6.1 Amendment/Supplement. Subject to the terms and conditions of this Section 6.1 and applicable law, the Regulation S ADRs outstanding at any time, the provisions of this Regulation S Deposit Agreement and the form of Regulation S ADR attached hereto may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than charges in connection with foreign exchange control regulations and taxes and other governmental charges, delivery expenses and such other expenses) or which shall otherwise materially prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Regulation S ADRs until the expiration of thirty (30) days after notice of such amendment or supplement shall have been given to the Holders of outstanding Regulation S ADRs. The parties hereto agree that substantial rights of Holders and Beneficial Owners shall not be deemed materially prejudiced by any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the Regulation S ADSs to be registered on Form F-6 under the Securities Act or (b) the Regulation S ADSs or Shares to be settled in electronic book-entry form and (ii) do not impose or increase any fees or charges to be borne by Holders or Beneficial Owners. Every Holder or Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such Regulation S ADSs or any beneficial interest therein, to consent and agree to such amendment or supplement and to be bound by the terms of this Regulation S Deposit Agreement and the Regulation S ADR as amended and supplemented thereby.

     In no event shall any amendment or supplement impair the right of the Holder to surrender such Regulation S ADR and receive therefor the Regulation S Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require an amendment or supplement of the Regulation S Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Regulation S Deposit Agreement and the Regulation S ADRs, at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Regulation S Deposit Agreement and the Regulation S ADRs in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, rules or regulations.

     Section 6.2 Termination. The Depositary shall at any time, at the written direction of the Company, terminate this Regulation S Deposit Agreement by providing notice of such termination to the Holders of all Regulation S ADRs then outstanding at least thirty (30) days prior to the date fixed in such notice for such termination. If ninety (90) days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.4, the Depositary may likewise terminate this

Regulation S Deposit Agreement by providing notice of termination to the Company and the Holders of all Regulation S ADRs then outstanding at least thirty (30) days prior to the date fixed for such termination.

     On and after the date of termination of this Regulation S Deposit Agreement, the Holder of a Regulation S ADR will, upon (i) surrender of such Regulation S ADR at the Principal New York Office of the Depositary, (ii) the payment of the charges of the Depositary for the surrender of Regulation S ADRs specified in Exhibit B hereto and subject to the conditions and restrictions therein set forth, and (iii) payment of any applicable taxes or governmental charges, be entitled to Delivery, to him or upon his order, of the amount of the Regulation S Deposited Securities represented by such Regulation S ADR. If any Regulation S ADRs shall remain outstanding after the date of termination of this Regulation S Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Regulation S ADRs, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Regulation S Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Regulation S Deposited Securities, shall sell rights and other property as provided in this Regulation S Deposit Agreement, and shall continue to deliver Regulation S Deposited Securities, subject to the conditions and restrictions set forth in Section 2.7, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Regulation S ADRs surrendered to the Depositary (after deducting or charging, as the case may be, the charges of the Depositary for the surrender of Regulation S ADRs and the withdrawal of Regulation S Deposited Securities, any expenses for the account of the Holder in accordance with the terms and conditions of this Regulation S Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six (6) months from the date of termination of this Regulation S Deposit Agreement, the Depositary may sell the Regulation S Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account and without liability for interest, for the pro rata benefit of the Holders of Regulation S ADRs whose Regulation S ADRs have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Regulation S Deposit Agreement with respect to the Regulation S ADRs, the Regulation S ADSs and the Regulation S Deposited Securities, except for its obligations to the Company under Sections 5.9 and 7.6 hereof and to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Regulation S ADR, any expenses for the account of the Holder in accordance with the terms and conditions of this Regulation S Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of this Regulation S Deposit Agreement, the Company shall be discharged from all obligations under this Regulation S Deposit Agreement except for its obligations to the Depositary under Sections 5.5, 5.9 and 7.6 hereof.

                                  ARTICLE VII

                                  MISCELLANEOUS

     Section 7.1 Counterparts. This Regulation S Deposit Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same agreement. Copies of this Regulation S Deposit Agreement shall be maintained with the Depositary at its Principal New York Office and shall be open to inspection by any Holder during business hours.

     Section 7.2 No Third Party Beneficiaries. This Regulation S Deposit Agreement is for the exclusive benefit of the parties hereto (and their respective successors) and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person. Nothing in this Regulation S Deposit Agreement shall be deemed to give rise to a partnership or joint venture among the parties nor establish a fiduciary or similar relationship among the parties. The parties hereto acknowledge and agree that
(i) the Depositary and its Affiliates may at any time have multiple banking relationships with the Company and its Affiliates, (ii) the Depositary and its Affiliates may be engaged at any time in transactions in which parties adverse to the Company or the Holders or Beneficial Owners may have interests and (iii) nothing contained in this Regulation S Deposit Agreement shall (a) preclude the Depositary, the Company or any of their respective Affiliates from engaging in such transactions or establishing or maintaining such relationships, or (b) obligate the Depositary or any of its Affiliates to disclose such transactions or relationships or to account for any profit made or payment received in such transactions or relationships.

     Section 7.3 Severability. In case any one or more of the provisions contained in this Regulation S Deposit Agreement or in the Regulation S ADRs should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

     Section 7.4 Holders and Beneficial Owners as Parties; Binding Effect. The Holders and Beneficial Owners from time to time of Regulation S ADSs shall be parties to this Regulation S Deposit Agreement and shall be bound by all of the terms and conditions hereof and of any Regulation S ADR by acceptance thereof or any beneficial interest therein.

     Section 7.5 Notices. Any and all notices to be given to the Company shall be deemed to have been duly given if personally delivered or sent by mail, air courier or facsimile transmission, confirmed by letter personally delivered or sent by mail or air courier, addressed to 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, Attention: Company Secretary, facsimile number:
(852) 2810-5830, or to any other address which the Company may specify in writing to the Depositary.

     Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail, air courier, or cable, telex or facsimile transmission, confirmed by letter personally delivered or sent by mail or air courier, addressed to Citibank, N.A., 111 Wall Street, New York, New York 10043, U.S.A., Attention: Depositary

Receipts Department, facsimile number: (212) 825-5398, or to any other address which the Depositary may specify in writing to the Company.

     Any and all notices to be given to any Holder shall be deemed to have been duly given if (a) personally delivered or sent by mail, or cable, telex or facsimile transmission, confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the books of the Depositary or, if such Holder shall have filed with the Depositary a request that notices intended for such Holder be mailed to some other address, at the address specified in such request, or (b) if a Holder shall have designated such means of notification as an acceptable means of notification under the terms of this Regulation S Deposit Agreement, by means of electronic messaging addressed for delivery to the e-mail address designated by the Holder for such purpose. Notice to Holders shall be deemed to be notice to Beneficial Owners for all purposes of this Regulation S Deposit Agreement. Failure to notify a Holder or any defect in the notification to a Holder shall not affect the sufficiency of notification to other Holders or to the Beneficial Owners of Regulation S ADSs held by such other Holders.

     Delivery of a notice sent by mail, air courier, or cable, telex or facsimile transmission shall be deemed to be effective at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service, without regard for the actual receipt or time of actual receipt thereof by a Holder. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it from any Holder, the Custodian, the Depositary or the Company, notwithstanding that such cable, telex or facsimile transmission shall not be subsequently confirmed by letter.

     Delivery of a notice by means of electronic messaging shall be deemed to be effective at the time of the initiation of the transmission by the sender (as shown on the sender's records), provided that the sender does not receive a notification of delivery failure notwithstanding that the intended recipient retrieves the message at a later date, fails to retrieve such message, or fails to receive such notice on account of its failure to maintain the designated e-mail address, its failure to designate a substitute e-mail address or for any other reason.

     Section 7.6 Governing Law and Jurisdiction. This Regulation S Deposit Agreement and the Regulation S ADRs shall be interpreted in accordance with, and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by, the laws of the State of New York without reference to the principles of choice of law thereof. Notwithstanding anything contained in this Regulation S Deposit Agreement, any Regulation S ADR or any present or future provisions of the laws of the State of New York, the rights of holders of Shares and of any other Regulation S Deposited Securities and the obligations and duties of the Company in respect of the holders of Shares and other Regulation S Deposited Securities, as such, shall be governed by the laws of Hong Kong (or, if applicable, such other laws as may govern the Regulation S Deposited Securities).

     Except as set forth in the following paragraph of this Section 7.6, the Company and the Depositary agree that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Regulation S Deposit Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts.

     The Company has irrevocably designated, appointed and empowered CT Corporation System (the "Agent") now at 111 Eighth Avenue, New York, New York 10011 as its authorized agent to receive and accept for and on its behalf, and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any federal or state court as described in the preceding sentence or in the next paragraph of this Section
7.6. If for any reason the Agent shall cease to be available to act as such, the Company agrees to designate a new agent in New York on the terms and for the purposes of this Section 7.6. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any suit, action or proceeding against the Company, by service by mail of a copy thereof upon the Agent (whether or not the appointment of such Agent shall for any reason prove to be ineffective or such Agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in
Section 7.5 hereof. The Company agrees that the failure of the Agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

     Notwithstanding the foregoing, the Depositary and the Company unconditionally agree that in the event that a Holder or Beneficial Owner brings a suit, action or proceeding against (a) the Company, (b) the Depositary in its capacity as Depositary under this Regulation S Deposit Agreement or (c) against both the Company and the Depositary, in any such case, in any state or federal court of the U.S., and the Depositary or the Company has any claim, for indemnification or otherwise, against each other arising out of the subject matter of such suit, action or proceeding, then the Company and the Depositary may pursue such claim against each other in the state or federal court in the U.S. in which such suit, action, or proceeding is pending and, for such purposes, the Company and the Depositary irrevocably submit to the non-exclusive jurisdiction of such courts. The Company agrees that service of process upon the Agent in the manner set forth in the preceding paragraph shall be effective service upon it for any suit, action or proceeding brought against it as described in this paragraph.

     To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to it, any right of such immunity, on the grounds of sovereignty or otherwise, the Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided in this Section 7.6, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, and agrees not to plead or claim, any right of immunity from legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution or judgment, from execution of judgment, or from any other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, and consents to such relief and enforcement against it, its assets and its revenues in any jurisdiction, in each case with respect to any matter arising out of, or in connection with, the Regulation S Deposit Agreement, any Regulation S ADR or the Regulation S Deposited Securities.

     No disclaimer of liability under the Securities Act is intended by any provision of the Regulation S Deposit Agreement. The provisions of this Section
7.6 shall survive any termination of this Regulation S Deposit Agreement, in whole or in part.

     Section 7.7 Assignment. Subject to the provisions of Section 5.4 hereof, this Regulation S Deposit Agreement may not be assigned by either the Company or the Depositary.

     Section 7.8 Hong Kong Law References. Any summary of the terms of the Company's Articles of Association set forth in this Regulation S Deposit Agreement have been and will be provided by the Company solely for the convenience of Holders, Beneficial Owners and the Depositary. While such summaries are believed by the Company to be accurate as of the date of this Regulation S Deposit Agreement or as of the date of subsequent provision thereof, (i) they are summaries and as such may not include all aspects of the materials summarized applicable to a Holder or Beneficial Owner, and (ii) the Company's Articles of Association may change after the date of this Regulation S Deposit Agreement or the date of subsequent provision thereof. Neither the Depositary nor the Company has any obligation under the terms of this Regulation S Deposit Agreement to update any such summaries.

     Section 7.9 Titles. All references in this Regulation S Deposit Agreement to exhibits, articles, sections, subsections, and other subdivisions refer to the exhibits, articles, sections, subsections and other subdivisions of this Regulation S Deposit Agreement unless expressly provided otherwise. The words "this Regulation S Deposit Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to the Regulation S Deposit Agreement as a whole as in effect between the Company, the Depositary and the Holders and Beneficial Owners of Regulation S ADSs and not to any particular subdivision unless expressly so limited. Pronouns in masculine, feminine and neuter gender shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa unless the context otherwise requires. Titles to sections of this Regulation S Deposit Agreement are included for convenience only and shall be disregarded in construing the language contained in this Regulation S Deposit Agreement.

     IN WITNESS WHEREOF, BOC HONG KONG (HOLDINGS) LIMITED and CITIBANK, N.A. have duly executed this Regulation S Deposit Agreement as of the day and year first above set forth and all Holders and Beneficial Owners shall become parties hereto upon acceptance by them of Regulation S ADSs evidenced by Regulation S ADRs issued in accordance with the terms hereof or any interest therein.


                                 BOC HONG KONG (HOLDINGS) LIMITED


                                 By: /s/ Liu Mingkang
                                    ---------------------------------
                                    Name:  Liu Mingkang
                                    Title:  Chairman



                                 By: /s/ Jason C.W. Yeung
                                    ---------------------------------
                                    Name:  Jason C.W. Yeung
                                    Title:  Company Secretary


                                 CITIBANK, N.A.


                                 By: /s/ Un Suk Ko
                                    ---------------------------------
                                    Name:  Un Suk Ko
                                    Title:  Vice President

                                    EXHIBIT A


Number__________                                      (CUSIP Number 096813 20 9)

                                                Regulation S American Depositary
                                                Shares (One Regulation S
                                                American Depositary Share
                                                Representing Twenty (20) Fully
                                                Paid Ordinary Shares)


                                [FORM OF FACE OF]

                [MASTER] REGULATION S AMERICAN DEPOSITARY RECEIPT

                                   evidencing

                     REGULATION S AMERICAN DEPOSITARY SHARES

                                  representing

                      DEPOSITED FULLY PAID ORDINARY SHARES

                                       of

                        BOC HONG KONG (HOLDINGS) LIMITED

                   (Incorporated under the laws of Hong Kong)

DTC LEGEND

     Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Company or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

SECURITIES ACT LEGEND

     THIS REGULATION S AMERICAN DEPOSITARY RECEIPT, THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE ORDINARY SHARES OF BOC HONG KONG (HOLDINGS) LIMITED (THE "SHARES") REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT

BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED PRIOR TO THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS THE EXPIRATION OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE GLOBAL OFFERING OF THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY, AND THE SHARES REPRESENTED THEREBY, AND THE RELATED CLOSINGS) EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (B) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, PROVIDED, HOWEVER, THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, THE TRANSFEROR SHALL, PRIOR TO THE SETTLEMENT OF SUCH SALE, WITHDRAW THE SHARES IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE REGULATION S DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE RULE 144A DEPOSIT AGREEMENT FOR ISSUANCE, IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF, OF RULE 144A AMERICAN DEPOSITARY SHARES TO OR FOR THE ACCOUNT OF SUCH QUALIFIED INSTITUTIONAL BUYER.

     UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD (DEFINED ABOVE) THIS REGULATION S AMERICAN DEPOSITARY RECEIPT, THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER OR SALE OF THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OF THE UNITED STATES.

     CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (the "Depositary"), hereby certifies that [Cede & Co., as nominee of The Depository Trust Company (hereafter "DTC")], is the record owner of [the number of] Regulation S ADSs, [indicated on the records of the Depositary,] representing ordinary shares, or evidence of rights to receive such shares ("Shares"), of BOC Hong Kong (Holdings) Limited, a company organized under the laws of Hong Kong (the "Company"). At the date hereof, each Regulation S ADS represents twenty (20) Shares/1/ deposited under the Regulation S Deposit Agreement (as hereafter defined) with the Custodian, which at the date of execution of the Regulation S Deposit Agreement is Bank of China (Hong Kong) Limited (the "Custodian").



-----------
1    Subject to amendment as provided on Article IV of the Deposit Agreement.

     (1) The Regulation S Deposit Agreement. This Regulation S American Depositary Receipt is one of the receipts (the "Regulation S ADRs") executed and delivered pursuant to the Regulation S Deposit Agreement, dated as of July 25, 2002 (as amended from time to time, the "Regulation S Deposit Agreement"), by and among the Company, the Depositary and the Holders and Beneficial Owners from time to time of Regulation S ADSs (the "Regulation S ADSs") evidenced by Regulation S ADRs issued thereunder, each of whom by accepting a Receipt or acquiring any beneficial interest therein, including any beneficial interest in the Master Regulation S ADR, agrees to become a party thereto and becomes bound by all terms and provisions thereof and hereof. The Regulation S Deposit Agreement sets forth the rights of Holders and Beneficial Owners and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash, collectively, the "Regulation S Deposited Securities"). Copies of the Regulation S Deposit Agreement are on file at the Depositary's Principal New York Office, and at the principal office of the Custodian. The statements made in this Receipt are summaries of certain provisions of the Regulation S Deposit Agreement and are qualified by, and subject to, the detailed provisions of the Regulation S Deposit Agreement, to which reference is hereby made. The Depositary makes no representation or warranty as to the validity or worth of the Regulation S Deposited Securities. Capitalized terms defined in the Regulation S Deposit Agreement and not otherwise defined herein have the same defined meanings set forth in the Regulation S Deposit Agreement.

     (2) Withdrawal of Regulation S Deposited Securities. Upon (i) surrender of a Regulation S ADR at the Principal New York Office of the Depositary, if the book-entry settlement system is not then available for Regulation S ADSs, or
(ii) receipt by the Depositary at the Principal New York Office of written instructions from a Participant of Euroclear, Clearstream or (after the Distribution Compliance Period) DTC (any such participant, a "Participant") or its nominee, as the case may be, on behalf of any Beneficial Owner together with a corresponding credit to the Depositary's account at DTC for the Regulation S ADSs so surrendered, if the book-entry settlement system is then available for Regulation S ADSs, in either case for the purpose of withdrawal of the Regulation S Deposited Securities represented thereby, and upon receipt of (x) payment of all fees and charges, including the fees and charges of the Depositary for the making of withdrawals of Regulation S Deposited Securities and cancellation of Regulation S ADSs (provided for in Paragraph (8) of this Regulation S ADR), governmental charges and taxes payable in connection with such surrender and withdrawal, (y) instructions of the Holder or Participant, and (z) the written certification and agreement hereinafter referred to, subject, however, in each case, to the terms and conditions of the Regulation S Deposit Agreement, the rules and clearing procedures of CCASS, the Articles of Association of the Company, and to the provisions of or governing the Regulation S Deposited Securities and applicable laws, in each case as in effect at the time thereof; the Holder of this Regulation S ADR hereof acting for itself or on behalf of the Beneficial Owner or Participant, as the case may be, shall be entitled to physical Delivery at the Custodian's designated office, to him or upon his order, or to electronic Delivery (during the Distribution Compliance Period, only through CCASS or institutions having accounts with CCASS to an account outside the U.S.) to an account designated by such Participant, Beneficial Owner or Holder, as the case may be, as permitted by applicable law, of the amount of Regulation S Deposited Securities at the time represented by the Regulation S ADS(s) surrendered to the Depositary for such purposes. Such

Delivery of such Regulation S Deposited Securities shall be made, as hereinafter provided, without unreasonable delay.

     During the Distribution Compliance Period, no Regulation S Deposited Securities shall be delivered as provided herein unless such written order shall be accompanied by an accurately and fully completed, signed certification and agreement in substantially the form of Exhibit D-2 to the Regulation S Deposit Agreement. After the Distribution Compliance Period, delivery of Regulation S Deposited Securities upon surrender of Regulation S ADSs as provided herein may also be subject to delivery to the Depositary of such written certification and agreement as the Company and Depositary may require. A Regulation S ADR surrendered may be required by the Depositary to be properly endorsed in blank or accompanied by properly executed instruments of transfer in blank.

     Prior to expiration of the Distribution Compliance Period, no Holder may transfer Regulation S ADSs or Shares represented thereby to, or for the account of, a Qualified Institutional Buyer unless such Holder (i) withdraws such Shares in accordance with the Regulation S Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to or for the account of the custodian under the Rule 144A Deposit Agreement for issuance thereunder of Rule 144A ADSs to or for the account of such Qualified Institutional Buyer. Issuance of such Rule 144A ADSs shall be subject to the terms and conditions of the Rule 144A Deposit Agreement, including with respect to the deposit of Shares and the issuance of Rule 144A ADSs, including delivery of the duly executed and completed written certificate and agreement required under the Rule 144A Deposit Agreement, by or on behalf of the person who will be the beneficial owner of such Rule 144A ADSs, representing that such person is a Qualified Institutional Buyer and agreeing that it will comply with the restrictions on transfer set forth in the Rule 144A Deposit Agreement and to payment of the fees, charges and taxes provided therein.

     Upon satisfaction of each of the conditions above specified, the Depositary
(i) shall cancel the Regulation S ADSs Delivered to it (and, if applicable, the Regulation S ADRs evidencing the Regulation S ADSs so Delivered), (ii) shall direct the Registrar to record the cancellation of the Regulation S ADSs so Delivered on the books maintained for such purpose, and (iii) shall direct the Custodian to Deliver (without unreasonable delay) at the Custodian's designated office the Regulation S Deposited Securities represented by the Regulation S ADSs so canceled together with any certificate or other document of or relating to title for the Regulation S Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose, subject however, in each case, to the terms and conditions of the Regulation S Deposit Agreement, of this Regulation S ADR evidencing the Regulation S ADSs so canceled, of the Articles of Association of the Company, of applicable laws and of the rules and clearing procedures of CCASS, and to the terms and conditions of or governing the Regulation S Deposited Securities, in each case as in effect at the time thereof.

     Notwithstanding anything else contained in this Regulation S ADR or the Regulation S Deposit Agreement, the Depositary may make delivery at the Principal New York Office of the Depositary of (i) any cash dividends or cash distributions, or (ii) any proceeds from the sale of any distributions of shares or rights, which are at the time held by the Depositary in respect of the Regulation S Deposited Securities represented by the Regulation S ADSs surrendered for cancellation and withdrawal. At the request, risk and expense of any Holder so surrendering Regulation S ADSs, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held by the Custodian in respect of the Regulation S Deposited Securities represented by such Regulation S ADSs to the Depositary for delivery at the Principal New York Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

     If any Regulation S ADS surrendered or the Regulation S ADRs canceled represent fractional entitlements in Regulation S Deposited Securities, the Depositary shall cause the appropriate whole number of Regulation S Deposited Securities to be withdrawn and delivered in accordance with the preceding terms of Section 2.7 of the Regulation S Deposit Agreement and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such Regulation S ADR a new Regulation S ADR evidencing Regulation S ADSs representing any remaining fractional Share or (ii) sell or cause to be sold the fractional Share represented by the Regulation S ADR surrendered and remit proceeds of such sale (net of (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes withheld) to the person surrendering the Regulation S ADR.

     (3) Transfer, Combination and Split-up of Regulation S ADRs.

     (a) Transfer. The Registrar shall register the transfer of this Regulation S ADR (and of the Regulation S ADSs represented hereby) on the books maintained from time to time for such purpose and the Depositary shall cancel this Regulation S ADR and execute a new Regulation S ADR evidencing the same aggregate number of Regulation S ADSs as those evidenced by this Regulation S ADR canceled by the Depositary, shall cause the Registrar to countersign such new Regulation S ADR, and shall Deliver such new Regulation S ADRs to or upon the order of the person entitled thereto, if each of the following conditions has been satisfied: (i) this Regulation S ADR has been duly Delivered by the Holder (or by a duly-authorized attorney of the Holder) to the Depositary at its Principal New York Office for the purpose of effecting a transfer thereof, (ii) the surrendered Regulation S ADR has been properly endorsed or is accompanied by proper instruments of transfer (including signature guarantees in accordance with standard securities industry practice), (iii) the surrendered Regulation S ADR has been duly stamped (if required by the laws of the State of New York or of the U.S.), (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Paragraph (8) hereof) have been paid, and (v) the Depositary has received such certifications and agreements as the Depositary and the Company may require in order to comply with applicable laws and the restrictions on transfer, subject, however, in each case, to the terms and conditions of this Regulation S ADR, of the Regulation S Deposit Agreement and of applicable law, in each case as in effect at the time thereof.

     (b) Combination & Split-Up. The Registrar shall register the split-up or combination of this Regulation S ADR (and of the Regulation S ADSs represented hereby) on the books maintained for such purpose and the Depositary shall cancel this Regulation S ADR and execute a new Regulation S ADR for the number of Regulation S ADSs requested, but in the aggregate not exceeding the number of Regulation S ADSs evidenced by this Regulation S ADR canceled by the Depositary, shall cause the Registrar to countersign such new Regulation S ADR, and shall Deliver such new Regulation S ADR to or upon the order of the person entitled thereto, if each of the following conditions has been satisfied: (i) this Regulation S ADR has been duly Delivered by the Holder (or by a duly-authorized attorney of the Holder) to the Depositary at the Principal New York Office of the Depositary for the purpose of effecting a split-up or combination thereof, and (ii) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in the Regulation S Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Regulation S ADR, of the Regulation S Deposit Agreement and of applicable law, in each case, as in effect at the time thereof.

     (4) Pre-Conditions to Registration, Transfer, Etc. As a condition precedent to the execution and delivery, registration of issuance, transfer, split-up, combination or surrender, of any Regulation S ADR, the delivery of any distribution thereon or withdrawal of any Regulation S Deposited Securities, the Depositary, the Custodian or the Registrar may require from the Holder, the presenter of a Regulation S ADR, the Beneficial Owner, the depositor of Shares or the presenter of written instructions to adjust the Depositary's records (i) payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of the fees and charges of the Depositary as provided in Paragraph (8) of this Regulation S ADR; (ii) compliance with (a) any applicable laws or governmental regulations and (b) such reasonable procedures as the Depositary, the Company and the Registrar may establish consistent with the provisions of the Regulation S Deposit Agreement; and (iii) production of proof satisfactory to it as to the identity and genuineness of any signature appearing on any form, certification or other document delivered to the Depositary in connection with the Regulation S Deposit Agreement, including but not limited to, in the case of Regulation S ADRs, a signature guarantee in accordance with industry practice.

     Notwithstanding anything herein to the contrary, after the Distribution Compliance Period, a Holder is entitled to withdraw Regulation S Deposited Securities subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholder's meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges to the Depositary, and (iii) compliance with any laws or governmental regulations relating to Regulation S ADRs or to the withdrawal of Regulation S Deposited Securities.

     The issuance and delivery of Regulation S ADSs against, or adjustments in the records of the Depositary to reflect, deposits of Shares generally or deposits of particular Shares may be suspended or withheld, or the registration of transfer of Regulation S ADRs in particular instances may be refused, or the registration of transfers generally may be suspended, or the surrender of outstanding Regulation S ADRs, or the receipt of written instructions from any person having a beneficial interest in any Regulation S ADRs for the purpose of withdrawal of Regulation S Deposited Securities may be suspended or refused, during any period when the transfer books of the Depositary, the Company, a Registrar or the Foreign Registrar are closed, or if any such action is deemed necessary or advisable by the Company or the Depositary, in good faith (and with prompt notification thereafter of such action given to the Company or the Depositary, as the case may be), at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which Regulation S ADSs or Shares are listed, or under any provision of the Articles of Association of the Company, the Regulation S Deposit Agreement or provisions of, or governing, the Regulation S Deposited Securities, or any meeting of shareholders of the Company or for any other reason. The Depositary may issue Regulation S ADSs against evidence of rights to receive Shares from the Company, or any custodian, Registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence shall consist of written guarantees of ownership of Shares furnished on behalf of the holder thereof.

     (5) Liability of Holders and Beneficial Owners for Taxes and Other Charges. If any tax or other governmental charge shall become payable with respect to this Regulation S ADR or any Regulation S Deposited Securities or the Regulation S ADSs evidenced by this Regulation S ADR, such tax or other governmental charge shall be payable by the Holder and the Beneficial Owner to the Depositary. The Company, the Custodian and/or the Depositary may withhold or deduct from any distributions made in respect of Regulation S Deposited Securities and may sell for the account of the Holder and/or Beneficial Owner any part or all of the Regulation S Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner remaining liable for any deficiency. The Custodian or the Depositary may refuse the deposit of Shares and the withdrawal of Regulation S Deposited Securities; the Depositary may refuse to issue Regulation S ADSs, to deliver Regulation S ADRs; and the Registrar may refuse to register the transfer, split-up or combination of Regulation S ADRs until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian, and any of their agents, officers, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

     (6) Representations and Warranties on Deposit, Transfer, Surrender and Withdrawal. Each person depositing Shares under the Regulation S Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares (and the certificates therefor) are duly authorized, validly issued, fully paid, non-assessable, and legally obtained by such person, (ii) all pre-emptive rights (and similar rights) with respect to such Shares have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do,
(iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and (v) the Shares presented for deposit have not been stripped of any rights or entitlements, and are not, and the Regulation S ADSs will not be, "restricted securities" (within the meaning of Rule 144(a)(3) under the Securities Act). Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of Regulation S ADSs in respect thereof and the transfer of such Regulation S ADSs. If any such representations or warranties are false in any way, the Company and the Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.

     Each person depositing Shares, taking delivery of or transferring Regulation S ADSs or any beneficial interest therein, or surrendering Regulation S ADSs or any beneficial interest therein and withdrawing Shares under the Regulation S Deposit Agreement shall be deemed thereby to acknowledge that the Regulation S ADRs, the Regulation S ADS evidenced thereby and the Shares represented thereby have not been and will not be registered under the Securities Act, and may not be offered, sold, pledged or otherwise transferred except in accordance with the restrictions on transfer set forth in the Securities Act Legend, and such person shall be deemed thereby to represent and warrant that such deposit, transfer or surrender or withdrawal complies with the foregoing restrictions. Such representations and warranties shall survive any such deposit, transfer or surrender or withdrawal of the Shares or the Regulation S ADRs or any beneficial interest therein.

     (7) Filing Proofs, Certificates and Other Information. Any person presenting Shares for deposit, any Holder or any Beneficial Owner may, in addition to the requirement of Paragraph (11) hereof, be required and every Holder and Beneficial Owner agrees, from time to time (a) to provide to the Depositary or the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of Regulation S ADSs and Regulation S Deposited Securities, compliance with all applicable laws and the terms of the Regulation S Deposit Agreement, and the provisions of, or governing, the Regulation S Deposited Securities, (b) to execute such certifications and to make such representations and warranties as the Depositary or the Custodian may deem necessary and proper and (c) to provide such other information and documentation, including information relating to the registration on the books of the Company or of the Foreign Registrar (if applicable), or of the appointed agent of the Company for the registration and transfer of Shares) as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of all or part of any Regulation S ADR, or the distribution or sale of any dividend or distribution of rights or of the net proceeds of the sale thereof or the delivery of any Regulation S Deposited Securities, until such proof or other information is filed or such certifications are executed, or such representations and warranties are made, or such other documentation or information is provided, in each case to the Depositary's, the Custodian's, the Registrar's and the Company's satisfaction, as the case may be. The Depositary shall provide to the Company, in a timely manner, with copies or originals if necessary and appropriate, of (i) any such proofs of citizenship or residence, taxpayer status, or exchange control approval which it receives from Holders and Beneficial Owners, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request and receive from any Holder or Beneficial Owner or any person presenting Shares for deposit or Regulation S ADSs evidenced by Regulation S ADRs for cancellation and withdrawal of the Regulation S Deposited Securities. Nothing herein shall obligate the Depositary to (i) obtain any information for the Company if not provided by the Holders or Beneficial Owners or (ii) verify or vouch for the accuracy of the information so provided by the Holders or Beneficial Owners.

     (8) Fees and Charges of Depositary.

     The Depositary shall charge the following fees and charges for services performed under the Regulation S Deposit Agreement:

     (i) to any person depositing Shares or to whom Regulation S ADSs are issued upon the deposit of Shares (excluding issuances pursuant to paragraph (iv) below), a fee not in excess of U.S. $5.00 per 100 Regulation S ADSs (or fraction thereof) so issued under the terms of the Regulation S Deposit Agreement;

     (ii) to any person surrendering Regulation S ADSs for cancellation and withdrawal of Regulation S Deposited Securities, a fee not in excess of U.S. $5.00 per 100 Regulation S ADSs (or fraction thereof) so surrendered;

    (iii) to any Holder of Regulation S ADSs, a fee not in excess of U.S. $2.00 per 100 Regulation S ADSs (or fraction thereof) held for the distribution of cash dividends or other cash distributions (i.e., upon the sale of rights and other entitlements) under the terms of the Regulation S Deposit Agreement;

     (iv) to any Holder of Regulation S ADRs, a fee not in excess of U.S. $5.00 per 100 Regulation S ADSs (or fraction thereof) issued pursuant to stock dividends or other free stock distributions or upon the exercise of rights to purchase additional Regulation S ADSs;

     (v) to any Holder of Regulation S ADRs receiving a distribution of securities other than Regulation S ADSs or rights to purchase additional Regulation S ADSs, a fee not in excess of U.S. $5.00 per unit of 100 securities (or fraction thereof) distributed;

     (vi) to any Holder of Regulation S ADRs, a fee not in excess of U.S. $2.00 per 100 Regulation S ADSs (or fraction thereof) held on the last day of each calendar year, net of any cash dividend fees charged under paragraph (iii) above during that calendar year; and

    (vii) to any person presenting a Regulation S ADR certificate for transfer, a fee not in excess of U.S. $1.50 per Regulation S ADR certificate so presented for transfer.

     In addition, Holders, Beneficial Owners, persons depositing Shares and persons surrendering Regulation S ADSs for cancellation and withdrawal of Regulation S Deposited Securities will be required to pay the following charges:

     (i) taxes (including applicable interest and penalties) and other governmental charges;

     (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Regulation S Deposited Securities on the share register and applicable to transfers of Shares or other Regulation S Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

    (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Regulation S Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of Regulation S ADSs;

     (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;

     (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Regulation S Deposited Securities, Regulation S ADSs and Regulation S ADRs; and

     (vi) the fees and expenses incurred by the Depositary, the Custodian, or any of their respective nominees in connection with the delivery or servicing of Regulation S Deposited Securities.

     Any other charges and expenses of the Depositary under the Regulation S Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders or Beneficial Owners, only in the manner contemplated by Paragraph (23) of this Regulation S ADR. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request. The charges and expenses of the Custodian are for the sole account of the Depositary.

     (9) Title to Regulation S ADRs. Subject to the limitations set forth herein or in the Regulation S Deposit Agreement, it is a condition of this Regulation S ADR and every successive Holder hereof by accepting or holding the same consents and agrees, that when properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice), and upon compliance with the restrictions on registration of transfer set forth in the Securities Act Legend, title to this Regulation S ADR (and to the Regulation S ADSs evidenced hereby) is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided that the Regulation S ADR has been properly endorsed or is accompanied by proper instruments of transfer. Notwithstanding any notice to the contrary, the Depositary and the Company, may deem and treat the Holder of this Regulation S ADR (that is, the person in whose name this Regulation S ADR is registered on the books of the Registrar) as the absolute Holder hereof for the purpose of determining the person entitled to any distribution of dividends or other distributions, to any notice provided for in the Regulation S Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under the Regulation S Deposit Agreement to any holder of this Regulation S ADR or any Beneficial Owner, unless such holder is the registered Holder of this Regulation S ADR on the books of the Registrar, or, in the case of a Beneficial Owner, such Beneficial Owner or the Beneficial Owner's representative is the Holder of such Regulation S ADSs registered on the books of the Registrar.

     (10) Validity of Regulation S ADR. This Regulation S ADR shall not be entitled to any benefits under the Regulation S Deposit Agreement or be valid or enforceable for any purpose unless it has been (i) dated, (ii) signed by the manual or facsimile signature of a duly-authorized signatory of the Depositary,
(iii) countersigned by the manual or facsimile signature of a duly-authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Regulation S ADRs.

     (11) Disclosure of Beneficial Ownership. The Company and the Depositary may from time to time request Holders, former Holders, Beneficial Owners or former Beneficial Owners to provide information as to the capacity in which such Holder or Beneficial Owner holds or owns Regulation S ADSs (and Shares, as the case may be) and regarding the identity of any other person interested in such Regulation S ADSs, the nature of such interest and various related matters, whether or not they are Holders and/or Beneficial Owners at the time of such request. The Depositary agrees to use its reasonable efforts to forward upon the request of the Company, at the Company's expense, any such request from the Company to the Holders and to forward to the Company any such responses to such requests received by the Depositary.

     (12) Compliance with Information Requests. Notwithstanding any other provision of the Regulation S Deposit Agreement, each Holder and Beneficial Owner agrees to comply with requests from the Company or the Depositary pursuant to Hong Kong law, the rules and requirements of the Hong Kong Stock Exchange and any other stock exchange on which the Shares are, or may be, registered, traded or listed, or the Articles of Association of the Company, which are made to provide information, inter alia, as to the capacity in which such Holder or Beneficial Owner holds or owns Regulation S ADSs (and Shares, as the case may be) and regarding the identity of any other person interested in such Regulation S ADSs, the nature of such interest and various related matters, whether or not they are Holders and/or Beneficial Owners at the time of such request. The Depositary agrees to use its reasonable efforts to forward upon the request of the Company, at the Company's expense, any such request from the Company to the Holders and to forward to the Company any such responses to such requests received by the Depositary.

     (13) Available Information. The Company has submitted a request to the Commission to be included in the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act. Pursuant to the information exemption under Rule 12g3-2(b) under the Securities Exchange Act, the Company shall furnish the Commission with (a) public reports and documents required by the laws of Hong Kong and (b) certain public reports and documents (i) required to be filed pursuant to the rules of the Hong Kong Stock Exchange or any other securities exchange on which any securities of the Company may be listed or (ii) otherwise required to be furnished to its shareholders, in accordance with such Rule. Should the Company become subject to additional informational requirements, it shall in accordance therewith file reports and other information with the Commission. If at any time prior to the termination of the Regulation S Deposit Agreement, the Company is neither a reporting company under Section 13 or Section 15(d) of the Securities Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the Securities Exchange Act, the Company will provide, to any Holder or Beneficial Owner or any prospective purchaser designated by such Holder, Beneficial Owner or holder of Shares, upon the request of such Holder or Beneficial Owner or prospective purchaser, copies of the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and otherwise comply with Rule 144A under the Securities Act in connection with resales of Regulation S ADSs and Shares.

     (14) Distributions Upon Regulation S Deposited Securities. Whenever the Depositary receives confirmation from the Custodian of the receipt of any cash dividend or cash distribution on any Regulation S Deposited Securities, or receives proceeds from the sale of Shares, rights, securities or other entitlements under the terms of the Regulation S Deposit Agreement, the Depositary will, if at the time of receipt thereof any amounts received in Foreign Currency, can in the judgment of the Depositary (pursuant to the Regulation S Deposit Agreement), be converted on a practicable basis into Dollars transferable to the U.S., and subject to the Regulation S Deposit Agreement, promptly convert, or cause to be converted, such cash dividend, distribution or proceeds into Dollars (on the terms described in the Regulation S Deposit Agreement) and will promptly distribute the amount thus received (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the Holders entitled thereto, in proportion to the number of Regulation S ADSs representing such Regulation S Deposited Securities held by them respectively. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Regulation S ADSs outstanding at the time of the next distribution. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Regulation S Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to the Holders in respect of the Regulation S ADSs representing such Regulation S Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Custodian or the Depositary to the relevant governmental authority.

     If any distribution upon any Regulation S Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall cause such Shares to be deposited with the Custodian and, if applicable, registered in the name of the Depositary, the Custodian or any of their nominees, as the case may be. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall establish the Regulation S ADS Record Date upon the terms described in the Regulation S Deposit Agreement and this Regulation S ADR and shall, subject to the terms of the Regulation S Deposit Agreement, either (i) distribute as promptly as practicable to the Holders as of the Regulation S ADS Record Date in proportion to the number of Regulation S ADSs held by them respectively as of the Regulation S ADS Record Date, additional Regulation S ADSs, which represent in the aggregate the number of Shares received as such dividend or free distribution, subject to the other terms of the Regulation S Deposit Agreement (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) by either (x) if Regulation S ADSs are not available in book-entry form, issuing additional Regulation S ADRs for an aggregate number of Regulation S ADSs representing the number of Shares received as such dividend or free distribution, or (y) if Regulation S ADSs are available in book-entry form, reflecting on the records of the Depositary such increase in the aggregate number of Regulation S ADSs representing such Shares and give notice to DTC of the related increase in the number of Regulation S ADSs evidenced by the Master Regulation S ADR, or (ii) if additional Regulation S ADSs are not so distributed, each Regulation S ADS issued and outstanding after the Regulation S ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interests in the additional Shares distributed upon the Regulation S Deposited Securities represented thereby (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes). In lieu of delivering fractional Regulation S ADSs, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds of such sale upon the terms described above. In the event that the Depositary determines that any distribution in Shares is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company, in the fulfillment of its obligations under the Regulation S Deposit Agreement hereof, has furnished an opinion of U.S. counsel determining that the distribution to Holders of Shares and the Regulation S ADSs representing such Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), the Depositary may, after consultation with the Company, dispose of all or a portion of such Shares in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable, and the Depositary shall distribute the net proceeds of any such sale (after deduction of such (a) taxes and (b) fees and charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms described above. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Regulation S Deposit Agreement.

     Whenever the Company intends to distribute a dividend payable at the election of the holders of Shares in cash or in additional Shares, the Company shall give timely notice thereof to the Depositary stating whether or not it wishes such elective distribution to be made available to Holders of Regulation S ADSs. Upon receipt of a notice indicating that the Company wishes such elective distribution to be made available to Holders of Regulation S ADSs, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders of Regulation S ADSs. The Depositary shall make such elective distribution available to Holders only if the Depositary shall have (i) determined that such distribution is reasonably practicable and (ii) received satisfactory documentation within the terms of the Regulation S Deposit Agreement. If the above conditions are not satisfied or if the Company requests that such elective distribution not be made available to Holders of Regulation S ADSs, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in Hong Kong in respect of the Shares for which no election is made, either (X) cash upon the terms described in Section 4.1 of the Regulation S Deposit Agreement, or (Y) additional Regulation S ADSs representing such additional Shares upon the terms described in Section 4.2 thereof. If the above conditions are satisfied, the Depositary shall establish a Regulation S ADS Record Date and establish procedures to enable Holders to elect the receipt of the proposed dividend in cash or in additional Regulation S ADSs. The Company shall assist the Depositary in establishing such procedures to the extent necessary. If a Holder elects to receive the proposed dividend (X) in cash, the dividend shall be distributed upon the terms described in Section 4.1 of the Regulation S Deposit Agreement, or (Y) in Regulation S ADSs, the dividend shall be distributed upon the terms described in Section 4.2 thereof. Nothing herein or in the Regulation S Deposit Agreement shall obligate the Depositary to make available to Holders a method to receive the elective dividend in Shares (rather than in the form of Regulation S ADSs). There can be no assurance that Holders and Beneficial Owners generally, or any Holder or Beneficial Owner in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of the Regulation S Deposited Securities.

     Whenever the Company intends to distribute to the holders of the Regulation S Deposited Securities rights to subscribe for additional Shares (in the form of Shares or ADSs), the Company shall give timely notice thereof to the Depositary stating whether or not it wishes such rights to be made available to Holders of Regulation S ADSs. Upon receipt of a notice indicating that the Company wishes such rights to be made available to Holders of Regulation S ADSs, the Depositary shall consult with the Company, and the Company shall assist the Depositary, to determine whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall promptly make such rights available to Holders only if (i) the Company shall have requested that such rights be made available to Holders in a timely manner, (ii) the Depositary shall have received satisfactory documentation within the terms of the Regulation S Deposit Agreement, and (iii) the Depositary shall have determined that such distribution of rights is reasonably practicable. In the event any of the conditions set forth above are not satisfied or if the Company requests that the rights not be made available to Holders of Regulation S ADSs, the Depositary shall proceed promptly with the sale of the rights as contemplated hereinafter. In the event all conditions set forth above are satisfied, the Depositary shall establish a Regulation S ADS Record Date (upon the terms described in the Regulation S Deposit Agreement) and establish procedures to distribute such rights as promptly as practicable (by means of warrants or otherwise) and to enable the Holders to exercise the rights (upon payment of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes). The Company shall assist the Depositary to the extent necessary in establishing such procedures.

     Nothing herein shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than for Regulation S ADSs).

     If (i) the Company does not timely request the Depositary to make the rights available to Holders or requests that the rights not be made available to Holders, (ii) the Depositary fails to receive satisfactory documentation within the terms of the Regulation S Deposit Agreement or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public and private sale) as it may deem practicable. The Company shall assist the Depositary to the extent necessary to determine such legality and practicability. The Depositary shall, as promptly as practicable and upon such sale, (i) cause the proceeds of such sale, if any, to be converted into Dollars upon the terms described in the Regulation S Deposit Agreement, and
(ii) distribute the proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) upon the terms set forth in the Regulation S Deposit Agreement.

     If the Depositary is unable to make any rights available to Holders upon the terms described in the Regulation S Deposit Agreement or to arrange for the sale of the rights upon the terms described in the two preceding paragraphs, the Depositary shall allow such rights to lapse.

     The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or (iii) the content of any materials forwarded to the Holders on behalf of the Company in connection with the rights distribution.

     Notwithstanding anything to the contrary herein or in the Regulation S Deposit Agreement, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of rights an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Regulation S ADSs representing such Regulation S Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution of Shares or rights to subscribe therefor is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such Shares or rights to subscribe therefor in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges. There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing herein or in the Regulation S Deposit Agreement shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

     Whenever the Company intends to distribute to the holders of Regulation S Deposited Securities property other than cash, Shares or rights to purchase additional Shares, the Company shall give timely notice thereof to the Depositary and shall indicate whether or not it wishes such distribution to be made available to Holders of Regulation S ADSs. Upon receipt of a notice indicating that the Company wishes such distribution to be made available to Holders of Regulation S ADSs, the Depositary shall consult with the Company, and the Company shall assist the Depositary, to determine whether such distribution is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of the Regulation S Deposit Agreement, and (iii) the Depositary shall have determined that such distribution is reasonably practicable within the terms of the Regulation S Deposit Agreement. Upon receipt of satisfactory documentation and the request of the Company to distribute property to Holders of Regulation S ADSs and after making the requisite determinations set forth above, the Depositary shall distribute the property so received to the Holders of record as of the Regulation S ADS Record Date, in proportion to the number of Regulation S ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution. If (i) the Company does not request the Depositary to make such distribution to Holders or requests not to make such distribution to Holders, (ii) the Depositary does not receive satisfactory documentation within the terms of the Regulation S Deposit Agreement, or (iii) the Depositary determines that all or a portion of such distribution is not reasonably practicable, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem practicable and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars upon the terms described in the Regulation S Deposit Agreement and (ii) distribute the proceeds of such conversion received by the Depositary (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders as of the Regulation S ADS Record Date upon the terms of the Regulation S Deposit Agreement. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.

     (15) Redemption. If the Company intends to exercise any right of redemption in respect of any of the Regulation S Deposited Securities, the Company shall give timely notice thereof to the Depositary setting forth the particulars of the proposed redemption. Upon receipt of such (i) notice and (ii) satisfactory documentation given by the Company to the Depositary within the terms of the Regulation S Deposit Agreement, and only if the Depositary shall have determined that such proposed redemption is reasonably practicable, the Depositary shall send to each Holder a notice setting forth the intended exercise by the Company of the redemption rights and any other particulars set forth in the Company's notice to the Depositary. The Depositary shall instruct the Custodian to present to the Company the Regulation S Deposited Securities in respect of which redemption rights are being exercised against payment of the applicable redemption price. Upon receipt of confirmation from the Custodian that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, and distribute the proceeds (net of applicable (a) fees and charges of, and the expenses incurred by, the Depositary, and (b) taxes), retire Regulation S ADSs and cancel Regulation S ADRs upon delivery of such Regulation S ADSs by Holders thereof and the terms set forth in the Regulation S Deposit Agreement. If less than all outstanding Regulation S Deposited Securities are redeemed, the Regulation S ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary. The redemption price per Regulation S ADS shall be the per share amount received by the Depositary upon the redemption of the Deposited Securities represented by Regulation S ADSs (subject to the terms of the Regulation S Deposit Agreement and applicable (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes) multiplied by the number of Regulation S Deposited Securities represented by each Regulation S ADS redeemed.

     (16) Regulation S ADS Record Dates. Whenever the Depositary shall receive notice of the fixing of a record date by the Company for the determination of holders of Regulation S Deposited Securities entitled to receive any distribution (whether in cash, Shares, rights or other distribution), or whenever, for any reason, the Depositary causes a change in the number of Shares that are represented by each Regulation S ADS, or whenever the Depositary shall receive notice of any meeting of, or solicitation of consents or proxies of, holders of Shares or other Regulation S Deposited Securities, or whenever the Depositary finds it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall fix a record date (the "Regulation S ADS Record Date") for the determination of the Holders of Regulation S ADRs who shall be entitled to receive such dividend or distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each Regulation S ADS. To the extent practicable, the Regulation S ADS Record Date shall be the same date as the record date for the Regulation S Deposited Securities (if any) set by the Company in Hong Kong. Subject to applicable law and the provisions of the Regulation S Deposit Agreement, only the Holders of Regulation S ADRs at the close of business in New York on such Regulation S ADS Record Date shall be entitled to receive such distribution, to give such voting instructions, to receive such notice or solicitation, or otherwise take action, as the case may be.

     (17) Voting of Regulation S Deposited Securities. As soon as practicable after receipt from the Company of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Regulation S Deposited Securities, the Depositary shall fix the Regulation S ADS Record Date in respect of such meeting or solicitation of consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least thirty (30) days prior to the date of such vote or meeting) and at the Company's expense and provided no U.S. legal prohibitions exist, distribute to Holders as of the Regulation S ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy, (b) a statement that the Holders at the close of business in New York on the Regulation S ADS Record Date will be entitled, subject to any applicable law, the provisions of the Regulation S Deposit Agreement, the Articles of Association of the Company and the provisions of or governing the Regulation S Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Regulation S Deposited Securities represented by such Holder's Regulation S ADSs, and (c) a brief statement as to the manner in which such voting instructions may be given. Voting instructions may be given only in respect of a number of Regulation S ADSs representing an integral number of Shares or other Regulation S Deposited Securities. Upon the timely receipt from a Holder of Regulation S ADSs as of the Regulation S ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Regulation S Deposit Agreement, the Articles of Association of the Company and the provisions of the Regulation S Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Regulation S Deposited Securities (in person or by proxy) represented by such Holder's of Regulation S ADSs in accordance with such instructions. Neither the Depositary nor the Custodian shall, under any circumstances, exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of the Shares or other

Regulation S Deposited Securities represented by Regulation S ADSs except pursuant to and in accordance with such instructions from Holders. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Regulation S Deposited Securities represented by such Holder's Regulation S ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such instructions. If no instructions are received by the Depositary from any Holder with respect to any of the Shares or other Regulation S Deposited Securities represented by the Regulation S ADSs evidenced by such Holder's Regulation S ADRs, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such amount of Shares or Regulation S Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such amount of Shares or Regulation S Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) substantial opposition exists or (y) such matter materially and adversely affects the rights of holders of Shares, in which case, the Regulation S Deposited Securities represented by Regulation S ADSs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Regulation S Deposited Securities (whether or not voting instructions have been received in respect of such Regulation S Deposited Securities from Holders as of the Regulation S ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders. There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner. Notwithstanding anything else contained in the Regulation S Deposit Agreement, the Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation of consents or proxies, of holders of Regulation S Deposited Securities if the taking of such action would violate U.S. laws. The Company agrees to take any and all actions reasonably necessary to enable Holders and Beneficial Owners to exercise the voting rights accruing to the Regulation S Deposited Securities and to deliver to the Depositary an opinion of U.S. counsel addressing any actions requested to be taken if so requested by the Depositary.

     (18) Changes Affecting Regulation S Deposited Securities. Upon any change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of Regulation S Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for, or in conversion, replacement or otherwise in respect of, such Regulation S Deposited Securities shall, to the extent permitted by law, be treated as new Regulation S Deposited Securities under the Regulation S Deposit Agreement, and the Regulation S ADRs shall, subject to the terms of the Regulation S Deposit Agreement and applicable law, evidence Regulation S ADSs representing the right to receive such replacement securities. The Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Regulation S Deposit Agreement and receipt of an opinion of counsel satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Regulation S ADRs or make appropriate adjustments in its records, as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Regulation S ADRs to be exchanged for new Regulation S ADRs, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Regulation S ADR attached to the Regulation S Deposit Agreement, specifically describing such new Regulation S Deposited Securities or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to receipt of an opinion of Company's counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sales (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes) for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Regulation S Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it is lawful or practicable to make such securities available to Holders in general or to any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

     (19) Reports; Inspection of Register. The Depositary shall make available for inspection during business hours by Holders at its Principal New York Office copies of the Regulation S Deposit Agreement, any notices, reports or communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary or the Custodian, or the nominee of either of them, as the holder of the Regulation S Deposited Securities, and (b) made generally available to the holders of such Regulation S Deposited Securities by the Company. The Depositary shall also distribute to Holders, at the Company's request and expense, copies of such notices, reports and communications when furnished by the Company to the Depositary pursuant to the Regulation S Deposit Agreement.

     The Depositary shall keep books in its Principal New York Office for the registration of Regulation S ADRs and transfers of Regulation S ADRs, which office shall be open at all reasonable times for inspection by the Company and by the Holders of such Regulation S ADRs, provided that such inspection shall not, to the Depositary's knowledge, be for the purpose of communicating with Holders of such Regulation S ADRs in the interest of a business or object other than the business of the Company or a matter related to the Regulation S Deposit Agreement, the Regulation S ADSs or the Regulation S ADRs.

     Subject to the terms of the Regulation S Deposit Agreement, the Depositary may close the transfer books with respect to Regulation S ADRs, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties under the Regulation S Deposit Agreement, or at the reasonable request of the Company.

     (20) Taxation. The Depositary will, and will instruct the Custodian to, forward to the Company or its agents such information from its records as the Company may reasonably request to enable the Company or its agents to file the necessary tax reports with governmental authorities or agencies. The Depositary, the Custodian or the Company or its agents may file such reports as are necessary to reduce or eliminate applicable taxes on dividends and other distributions in respect of Regulation S Deposited Securities under applicable tax treaties or laws for the Holders and Beneficial Owners. In accordance with instructions from the Company and to the extent practicable, the Depositary or the Custodian will take reasonable administrative actions to obtain tax refunds, reduced withholding of tax at source on dividends and other benefits under applicable tax treaties or laws with respect to dividends and other distributions on the Regulation S Deposited Securities. As a condition to receiving such benefits, Holders and Beneficial Owners of Regulation S ADSs may be required from time to time, and in a timely manner, to file such proof of taxpayer status, residence and beneficial ownership (as applicable), to execute such certificates and to make such representations and warranties, or to provide any other information or documents, as the Depositary or the Custodian may deem necessary or proper to fulfill the Depositary's or the Custodian's obligations under applicable law and under the Regulation S Deposit Agreement. The Holders and Beneficial Owners shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, addition to tax, penalties, or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained. If the Company (or any of its agents) withholds from any distribution any amount on account of taxes or governmental charges, or pays any other tax in respect of such distribution (i.e. stamp duty tax, capital gains or other similar tax), the Company shall (and shall cause such agent to) remit as promptly as practicable to the Depositary information about such taxes or governmental charges withheld or paid, and, if so requested, the tax receipt (or other proof of payment to the applicable governmental authority) therefor, in each case, in a form satisfactory to the Depositary. The Depositary shall, to the extent required by U.S. law, report to Holders any taxes withheld by it or the Custodian, and, if such information is provided to it by the Company, any taxes withheld by the Company. The Depositary and the Custodian shall not be required to provide the Holders with any evidence of the remittance by the Company (or its agents) of any taxes withheld, or of the payment of taxes by the Company, except to the extent the evidence is provided by the Company to the Depositary. Neither the Depositary nor the Custodian shall be liable for the failure by any Holder or Beneficial Owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder's or Beneficial Owner's income tax liability. The Depositary is under no obligation to provide the Holders and Beneficial Owners with any information about the tax status of the Company. The Depositary shall not incur any liability for any tax consequences that may be incurred by Holders and Beneficial Owners on account of their ownership of the Regulation S ADSs including without limitation, tax consequences resulting from the Company (or any of its subsidiaries) being treated as a "Foreign Personal Holding Company," or as a "Passive Foreign Investment Company" (in each case as defined in the U.S. Internal Revenue Code and the regulations issued thereunder) or otherwise.

     (21) Liability of the Company and the Depositary. Neither the Depositary nor the Company nor any of their respective directors, employees, agents or Affiliates shall be obligated to do or perform any act which is inconsistent with the provisions of the Regulation S Deposit Agreement or incur any liability
(i) if the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing required by the terms of the

Regulation S Deposit Agreement, by reason of any provision of any present or future law or regulation of the U.S., Hong Kong or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of the Articles of Association of the Company or any provision of, or governing, any Regulation S Deposited Securities, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, acts of terrorism, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in the Regulation S Deposit Agreement or in the Articles of Association of the Company or provisions of or governing Regulation S Deposited Securities, (iii) for any action or inaction in reliance upon the advice or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for the inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Shares but is not, under the terms of the Regulation S Deposit Agreement, made available to Holders of Regulation S ADSs or (v) for any consequential or punitive damages for any breach of the terms of the Regulation S Deposit Agreement. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Regulation S Deposit Agreement.

     The Company and the Depositary assume no obligation and shall not be subject to any liability under this Regulation S ADR or the Regulation S Deposit Agreement to any Holder or Beneficial Owner, except that the Company and the Depositary agree to perform their respective obligations specifically set forth in the Regulation S Deposit Agreement and this Regulation S ADR without negligence or bad faith.

     Without limitation of the foregoing, neither the Depositary, nor the Company, nor any of their respective controlling persons, or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Regulation S Deposited Securities or in respect of the Regulation S ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary).

     The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Regulation S Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or non-action is in good faith and in accordance with the terms of the Regulation S Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Regulation S Deposited Securities, for the validity or worth of the Regulation S Deposited Securities, for the credit-worthiness of any third party, or for any tax consequences that may result from the ownership of Regulation S ADSs, Shares or Regulation S Deposited Securities, for allowing any rights to lapse upon the terms of the Regulation S Deposit Agreement or for the failure or timeliness of any notice from the Company.

     (22) Resignation and Removal of the Depositary; the Custodian. The Depositary may at any time resign as Depositary under the Regulation S Deposit Agreement by written notice of resignation delivered to the Company, such resignation to take effect upon the earlier to occur of (i) the 90th day after delivery thereof to the Company (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.2 of the Regulation S Deposit Agreement), or (ii) the appointment by the Company of a successor depositary and its acceptance of such appointment as provided in the Regulation S Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of removal delivered to the Depositary, which notice of removal shall be effective upon the later of (i) the 90th day after delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.2 of the Regulation S Deposit Agreement), or (ii) the appointment by the Company of a successor depositary and its acceptance of such appointment as provided as provided in the Regulation S Deposit Agreement. Whenever the Depositary determines, in its discretion, that it is appropriate to do so, it may appoint an additional custodian with respect to any Regulation S Deposited Securities, or discharge the Custodian with respect to any Regulation S Deposited Securities and appoint a substitute custodian, which shall thereafter be Custodian hereunder with respect to the Regulation S Deposited Securities. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders of Regulation S ADRs, each other Custodian and the Company.

     (23) Amendment of Regulation S Deposit Agreement and Regulation S ADRs. This Regulation S ADR, the Regulation S Deposit Agreement and the form of Regulation S ADR attached to the Regulation S Deposit Agreement may be amended or supplemented at any time and from time to time by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior consent of Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than charges in connection with foreign exchange control regulation, taxes, other governmental charges, delivery and other such expenses) or which shall otherwise materially prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Regulation S ADRs until the expiration of thirty (30) days after notice of such amendment or supplement shall have been given to the Holders of outstanding Regulation S ADRs. The parties hereto agree that substantial rights of Holders and Beneficial Owners shall not be deemed materially prejudiced by any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for the Regulation S ADSs or Shares to be settled solely in electronic book-entry form and (ii) do not impose or increase any fees or charges to be borne by Holders or Beneficial Owners. Every Holder or Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed by continuing to hold such Regulation S ADS(s) or any beneficial interest therein, to consent and agree to such amendment or supplement and to be bound by the terms of the Regulation S Deposit Agreement or this Regulation S ADR as amended and supplemented thereby.

     In no event shall any amendment or supplement impair the right of the Holder to surrender this Regulation S ADR and receive therefor the Regulation S Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require an amendment or supplement of the Regulation S Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Regulation S Deposit Agreement and this Regulation S ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Regulation S Deposit Agreement or this Regulation S ADR in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, rules or regulations.

     (24) Termination of Regulation S Deposit Agreement. The Depositary shall at any time, at the written direction of the Company, terminate the Regulation S Deposit Agreement by providing notice of such termination to the Holders of all Regulation S ADRs then outstanding at least thirty (30) days prior to the date fixed in such notice for such termination. If ninety (90) days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment upon the terms described in the Regulation S Deposit Agreement, the Depositary may likewise terminate the Regulation S Deposit Agreement by providing notice of termination to the Company and the Holders of all Regulation S ADRs then outstanding at least thirty (30) days prior to the date fixed for such termination. On and after the date of termination of the Regulation S Deposit Agreement, the Holder of a Regulation S ADR will, upon (i) surrender of such Regulation S ADR at the Principal New York Office of the Depositary, (ii) the payment of the charges of the Depositary for the surrender of Regulation S ADRs specified in the Regulation S Deposit Agreement and subject to the conditions and restrictions set forth in the Regulation S Deposit Agreement, and
(iii) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of the Regulation S Deposited Securities represented by such Regulation S ADR. If any Regulation S ADRs shall remain outstanding after the date of termination of the Regulation S Deposit Agreement, the Depositary thereafter shall discontinue the registration of transfers of Regulation S ADRs, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Regulation S Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Regulation S Deposited Securities, shall sell rights and other property as provided in the Regulation S Deposit Agreement, and shall continue to deliver Regulation S Deposited Securities, subject to the conditions and restrictions set forth in the Regulation S Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Regulation S ADRs surrendered to the Depositary

(after deducting or charging, as the case may be, the charges of the Depositary for the surrender of Regulation S ADRs and the withdrawal of Regulation S Deposited Securities, any expenses for the account of the Holder in accordance with the terms and conditions of the Regulation S Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six (6) months from the date of termination of the Regulation S Deposit Agreement, the Depositary may sell the Regulation S Deposited Securities then held under the terms of the Regulation S Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account and without liability for interest, for the pro rata benefit of the Holders of Regulation S ADRs whose Regulation S ADRs have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Regulation S Deposit Agreement with respect to the Regulation S ADRs, the Regulation S Deposited Securities and the Regulation S ADSs, except as set forth in the Regulation S Deposit Agreement and to account for such net proceeds and other cash (after deducting or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Regulation S ADR, any expenses for the account of the Holder as set forth in the Regulation S Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Regulation S Deposit Agreement, the Company shall be discharged from all obligations to the Holders and Beneficial Owners thereunder (except as set forth in the Regulation S Deposit Agreement).

     (25) Certain Rights of the Depositary; Limitations. In its capacity as Depositary, the Depositary shall not lend Shares or Regulation S ADSs; provided, however, that the Depositary may (i) issue Regulation S ADSs prior to the receipt of Shares pursuant to Section 2.3 of the Regulation S Deposit Agreement and (ii) deliver Shares prior to the receipt and cancellation of Regulation S ADSs pursuant to Section 2.7 of the Regulation S Deposit Agreement, including Regulation S ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Regulation S ADSs in lieu of Shares under (i) above and receive Shares in lieu of Regulation S ADSs under (ii) above. Each such Pre-Release Transaction will be (a) subject to a written agreement whereby the person or entity (the "Applicant") to whom Regulation S ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Regulation S ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or Regulation S ADSs in its records and to hold such Shares or Regulation S ADSs in trust for the Depositary until such Shares or Regulation S ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Regulation S ADSs, and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Regulation S ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the Regulation S ADSs outstanding (without giving effect to Regulation S ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of Regulation S ADSs and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate.

     Subject to the further terms and provisions of this paragraph and of the Regulation S Deposit Agreement, Citibank, N.A., and its agents and their Affiliates may own and deal in any class of securities of the Company and its Affiliates and in Regulation S ADSs.

     The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

     Prior to the Effective Time, the Depositary may require the person to whom any Pre-Release is made pursuant to this paragraph to deliver to the Depositary a duly completed and executed certificate and agreement in substantially the form of Exhibit D-1 to the Regulation S Deposit Agreement.

         Dated: [Date]


                                 CITIBANK, N.A.,
                                   as Depositary



                                 By:
                                    -------------------------
                                          Vice President




     The address of the Principal New York Office of the Depositary is 111 Wall Street, New York, New York 10043.

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

     FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfer(s) unto [___________] whose taxpayer identification number is [___________] and whose address including postal zip code is [_________________________________] the within Regulation S ADR and all rights thereunder, hereby irrevocably constituting and appointing attorney-in-fact to transfer said Regulation S ADR on the books of the Depositary with full power of substitution in the premises.

                  In connection with the transfer of this Regulation S ADR, the undersigned Holder certifies that:

(Check one)

 [] (a) This Regulation S ADR is being transferred to a person who the undersigned Holder reasonably believes is a "Qualified Institutional Buyer" (within the meaning of Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A purchasing for its own account or for the account of a Qualified Institutional Buyer that is aware that the resale, pledge or other transfer is being made in reliance on Rule 144A.

 [] (b) This Regulation S ADR is being transferred to a person other than a U.S. Person (as defined in Regulation S) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act.

 [] (c) This Regulation S ADR is being transferred pursuant to an exemption from registration provided by Rule 144 under the Securities Act.

 [] (c) This Regulation S ADR is being transferred pursuant to an exemption from registration provided by Rule 144 under the Securities Act.

 [] (d) This Regulation S ADR is being transferred pursuant to an effective registration statement under the Securities Act.



          If none of the boxes above is checked, the Depositary shall not be obligated to register this Regulation S ADR in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Regulation S Deposit Agreement shall have been satisfied.

     Dated: [Date]                    Name:
                                           ---------------------------
                                           By:
                                           Title:

                                           NOTICE: The signature of the Holder
                                           to this assignment must correspond
                                           with the name as written
                                           upon the within instrument in every
                                           particular, with out alteration or
                                           enlargement or any change
                                           whatsoever.

 SIGNATURE GUARANTEED

                                                                      EXHIBIT B

                                  FEE SCHEDULE

                       DEPOSITARY FEES AND RELATED CHARGES

     All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Regulation S Deposit Agreement

I.   Depositary Fees

          The Company, the Holders, the Beneficial Owners and the persons depositing Shares or surrendering Regulation S ADSs for cancellation agree to pay the following fees of the Depositary:

------------------------------------------------------------------------------------------------------------------
                Service                                  Rate                              By Whom Paid
------------------------------------------------------------------------------------------------------------------
(1)       Issuance of Regulation S ADSs  Up to U.S. $5.00 per 100 Regulation   Person depositing Shares (other
          upon deposit of Shares         S ADSs (or fraction thereof) issued.  than the Company) or person
          (excluding issuances as a                                            receiving Regulation S ADSs.
          result of (i) Shares
          deposited by the Company and
          (ii) distributions described
          in paragraph (4) below).
------------------------------------------------------------------------------------------------------------------
(2)       Delivery of Deposited          Up to U.S. $5.00 per 100 Regulation    Person surrendering Regulation S
          Securities, property and       S ADSs (or fraction thereof)           ADSs for the purpose of withdrawal
          cash against surrender of      surrendered.                           of Deposited Securities or person
          Regulation S ADSs.                                                    to whom Deposited Securities are
                                                                                delivered.
------------------------------------------------------------------------------------------------------------------
(3)       Distribution of cash           Up to U.S. $2.00 per 100 Regulation   Person to whom distribution is made.
          dividends or other cash        S ADSs (or fraction thereof) held.
          distributions (i.e., sale of
          rights and other
          entitlements).
------------------------------------------------------------------------------------------------------------------
(4)       Distribution of Regulation S   Up to U.S. $5.00 per 100 Regulation   Person to whom distribution is made.
          ADSs pursuant to (i) stock     S ADSs (or fraction thereof) issued.
          dividends or other free
          stock distributions, or
          (ii) exercise of rights to
          purchase additional
          Regulation S ADSs.
------------------------------------------------------------------------------------------------------------------


                                      B-1

------------------------------------------------------------------------------------------------------------------
(5)       Distribution of securities     Up to U.S. $5.00 per unit of 100      Person to whom distribution is made.
          other than Regulation S ADSs   securities (or fraction thereof)
          or rights to purchase          distributed.
          additional Regulation S ADSs
          (i.e., spin-off shares).
------------------------------------------------------------------------------------------------------------------
(6)       Depositary Services.           Up to U.S. $2.00 per 100 Regulation   Person holding Regulation S ADSs on
                                         S ADSs (or fraction thereof) held     the last day of any calendar year.
                                         as of the last day of each calendar
                                         year, net of any cash dividend fees
                                         charged under paragraph (3) above
                                         during the applicable calendar year.
------------------------------------------------------------------------------------------------------------------
(7)       Transfer of Regulation S       U.S. $1.50 per Regulation S ADR       Person presenting Regulation S ADR
          ADRs.                          certificate presented for transfer.   certificate for transfer.
------------------------------------------------------------------------------------------------------------------


II.  Charges

          Holders, Beneficial Owners, persons depositing Shares (other than the Company) for deposit and persons surrendering Regulation S ADSs for cancellation and for the purpose of withdrawing Regulation S Deposited Securities shall be responsible for the following charges:

(i) taxes (including applicable interest and penalties) and other governmental charges;

(ii) such registration fees as may from time to time be in effect for the registration of Shares or other Regulation S Deposited Securities on the share register and applicable to transfers of Shares or other Regulation S Deposited Securities to or from the name of the Custodian, the Depositary or any of their respective nominees upon the making of deposits and withdrawals, respectively;

(iii)such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Regulation S Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of Regulation S ADSs;

(iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Regulation S Deposited Securities, Regulation S ADSs and Regulation S ADRs; and

(vi) the fees and expenses incurred by the Depositary, the Custodian or any of their respective nominees in connection with the servicing and delivery of Regulation S Deposited Securities.

                                                                       EXHIBIT C

                            LETTER OF REPRESENTATIONS

                        BOC HONG KONG (HOLDINGS) LIMITED
                              (Name of the Company)

                                 CITIBANK, N.A.
                              (Name of Depositary)

         (The DTC Letter of Representations and applicable riders may be obtained from the website maintained by The Depository
            Trust Company, which, as of the date of the Regulation S
              Deposit Agreement, is "http://dtcservices.dtcc.com".)

                                                                     EXHIBIT D-1


                Certification and Agreement of Persons Acquiring
                    Regulation S ADSs Upon Deposit of Shares
                         Pursuant to Section 2.3 of the
                        Regulation S Deposit Agreement/1/

Citibank, N.A.
ADR Department
111 Wall Street
New York, New York  10043

                      Re: BOC Hong Kong (Holdings) Limited
                          --------------------------------


          We refer to the Regulation S Deposit Agreement, dated as of July 25, 2002 (the "Deposit Agreement"), among BOC HONG KONG (HOLDINGS) LIMITED (the "Company"), CITIBANK, N.A., as Depositary, and Holders and Beneficial Owners from time to time of Regulation S American Depositary Shares evidenced by Regulation S American Depositary Receipts (the "Receipts") issued thereunder. Capitalized terms used but not defined herein shall have the meanings given them in the Deposit Agreement.

          1. This Certification and Agreement is furnished in connection with the deposit of Shares and issuance of Regulation S American Depositary Shares (the "ADSs") to be evidenced by one or more Receipts pursuant to Section 2.3 of the Deposit Agreement.

          2. We acknowledge (or if we are a broker-dealer, our customer has confirmed to us that it acknowledges) that the Receipts, the ADSs evidenced thereby and the Shares represented thereby have not been and will not be registered under the Securities Act of 1933 (the "Act") or with any securities regulatory authority in any state or jurisdiction of the United States.

          3. We certify that either:

          (a) We are, or at the time the Shares are deposited and at the time the Receipts are issued will be, the beneficial owner of the Shares and of the ADSs evidenced by such Receipt or Receipts, and:

          (i) we are not a U.S. person (as defined in Regulation S) and we are located outside the United States (within the meaning of Regulation S under the Act) and acquired, or have agreed to acquire and will have acquired, the Shares to be deposited outside the United States (within the meaning of Regulation S),



-----------------
1 To be used prior to effectiveness of a registration statement on Form F-6 under the Securities Act of 1933 relating to depositary receipts to be issued pursuant to the Deposit Agreement following such effectiveness.




                                      D-1-1

          (ii) we are not an affiliate of the Company or a person acting on behalf of such an affiliate, and

          (iii) we are not in the business of buying and selling securities or, if we are in such business, we did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of ADSs, Shares and Rule 144A ADSs.

                                       OR

          (b) We are a broker-dealer acting on behalf of our customer; our customer has confirmed to us that it is, or at the time the Shares are deposited and at the time the Receipt or Receipts are issued will be, the beneficial owner of the Shares and of the ADSs evidenced by such Receipt or Receipts, and:

          (i) it is not a U.S. person and it is located outside the United States and acquired, or has agreed to acquire and will have acquired, the Shares to be deposited outside the United States,

          (ii) it is not an affiliate of the Company or a person acting on behalf of such an affiliate, and

          (iii) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the securities to be deposited from the Company or any affiliate thereof in the initial distribution of ADSs, Shares and Rule 144A ADSs.



                                      D-1-2

          4. We agree (or if we are a broker-dealer, our customer has confirmed to us that it agrees) that prior to expiration of forty (40) days after the later of the commencement of the offering of the ADSs, the Shares and the Rule 144A ADSs on behalf of the Company and the last closing in respect of such offering (the "restricted period"), we (or it) will not offer, sell, pledge or otherwise transfer the Regulation S ADSs evidenced thereby or the Shares represented thereby except (a) to a person whom we reasonably believe (or it and anyone acting on its behalf reasonably believes) is a Qualified Institutional Buyer within the meaning of Rule 144A under the Act in a transaction meeting the requirements of Rule 144A, or (b) outside the United States to a person other than a U.S. Person (as defined in Regulation S) in accordance with Regulation S under the Act, in either case in accordance with any applicable securities laws of any state of the United States. We further agree (or if we are a broker-dealer, our customer has confirmed to us that it agrees) that if we sell or otherwise transfer (or it sells or otherwise transfers) the ADSs evidenced by the Receipt or Receipts referred to above or the Shares represented thereby in accordance with clause (a) above prior to the expiration of the restricted period, we (or our customer) will, prior to settlement of such sale, cause such Shares to be withdrawn in accordance with the terms and conditions of the Deposit Agreement and we (or our Customer) will cause instructions to be given to the Depositary to deliver such Shares to the Custodian under the Rule 144A Deposit Agreement for deposit thereunder and issuance of a Rule 144A ADR evidencing a Rule 144A ADS upon receipt of the proper certification on behalf of the purchaser and otherwise in accordance with the terms and conditions of such Rule 144A Deposit Agreement.

                                         Very truly yours,

                                         [NAME OF CERTIFYING ENTITY]


                                         By:
                                             ---------------------------
                                             Title:

Date:
     -------------------------





                                      D-1-3

                                                                     EXHIBIT D-2


               Certification and Agreement of Persons Surrendering
                        Regulation S ADSs for the Purpose
                     of Withdrawal of Regulation S Deposited
                    Securities Pursuant to Section 2.7 of the
                        Regulation S Deposit Agreement/1/


Citibank, N.A.
ADR Department
111 Wall Street
New York, New York 10043

                      Re: BOC Hong Kong (Holdings) Limited
                          --------------------------------


     We refer to the Regulation S Deposit Agreement, dated as of July 25, 2002 (the "Deposit Agreement"), among BOC HONG KONG (HOLDINGS) LIMITED (the "Company"), CITIBANK, N.A., as Depositary thereunder, and Holders and Beneficial Owners from time to time of Regulation S American Depositary Shares evidenced by Regulation S American Depositary Receipts (the "Receipts") issued thereunder. Capitalized terms used but not defined herein shall have the meanings given them in the Deposit Agreement.

          1. We are surrendering a Receipt or Receipts in accordance with the terms of the Deposit Agreement or giving withdrawal instructions through DTC in accordance with the Deposit Agreement for the purpose of withdrawal of the Regulation S Deposited Securities represented by the Regulation S American Depositary Shares ("ADSs") evidenced by such Receipt or Receipts (the "Shares") pursuant to Section 2.7 of the Deposit Agreement.

          2. We acknowledge (or if we are a broker-dealer, our customer has confirmed to us that it acknowledges) that the Receipts, the ADSs evidenced thereby and the securities represented thereby have not been and will not be registered under the Securities Act of 1933, as amended (the "Act"), or with any securities regulatory authority in any state or jurisdiction in the United States.

          3. We certify that either:

          (a) We are not a U.S. person (as defined in Regulation S under the Act) and we are located outside the United States (within the meaning of Regulation S under the Act), and either:

          (i) we have sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred, the ADSs or the Shares to persons other than U.S. Persons (as such term is defined in




---------------
1 To be used prior to the expiration of forty (40) days after the later of the commencement of the offering of ADSs on behalf of the Issuer and the related closing.



     Regulation S under the Act) in accordance with Regulation S under the Act, and we are, or prior to such sale or other transfer we were, the beneficial owner of the ADSs, or

          (ii) we have sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred the ADSs or the Shares to a Qualified Institutional Buyer in accordance with Rule 144A, and accordingly, we are separately giving instructions to the Depositary to deliver the Shares to the custodian under the Rule 144A Deposit Agreement for deposit thereunder and issuance of a Rule 144A ADR evidencing a Rule 144A ADS upon receipt of the proper certification on behalf of the purchaser and otherwise in accordance with the terms and conditions of such Rule 144A Deposit Agreement and we are, or prior to such sale other transfer we were, the beneficial owner of the ADSs, or

          (iii) we will be the beneficial owner of the Shares upon withdrawal, and, accordingly, we agree that, prior to the expiration of forty (40) days after the later of the commencement of the offering of the ADSs, the Shares and Rule 144A ADSs on behalf of the Company and the last closing in respect of such offering, we will not offer, sell, pledge or otherwise transfer the Shares except (A) to a person whom we (and anyone acting on our behalf) reasonable believe is a Qualified Institutional Buyer within the meaning of Rule 144A under the Act in a transaction meeting the requirements of Rule 144A, or (B) to a person other than a U.S. Person (as such term is defined in Regulation S under the Act) in accordance with Regulation S under the Act.

                                       OR

          (b) We are a Qualified Institutional Buyer acting for our own account or for the account of one or more Qualified Institutional Buyers; we have agreed to acquire (or it has agreed to acquire), the ADSs or the Shares in a transaction which we understand is being made in reliance upon Rule 144A, and, accordingly, we (or it) are separately taking all action necessary to cause the Shares being withdrawn to be deposited under the Rule 144A Deposit Agreement for issuance of a Rule 144A ADR evidencing a Rule 144A ADS.

          4. If we are a broker-dealer, we further certify that we are acting for the account of our customer and that our customer has confirmed the accuracy of the representations contained in paragraph 3 hereof that are applicable to it and, if paragraph 3(a)(iii) is applicable to our customer, has confirmed that it will comply with the agreements set forth in paragraph 3(a)(iii).

                                         Very truly yours,

                                         [NAME OF CERTIFYING ENTITY]


                                         By:
                                             ---------------------------
                                             Title:

Date:
     -------------------------




                                      D-2-2

                                                                     Exhibit (b)



                        BOC Hong Kong (HOLDINGS) LIMITED

                                       AND

                                 CITIBANK, N.A.,
                                  As Depositary

                                       AND

                          HOLDERS AND BENEFICIAL OWNERS
                              FROM TIME TO TIME OF
                   REGULATION S AMERICAN DEPOSITARY SHARES
                EVIDENCED BY REGULATION S AMERICAN DEPOSITARY
                                    RECEIPTS
                       --------------------------------
                                 Amendment No. 1

                                       to

                         Regulation S Deposit Agreement



                           Dated as of March 18, 2003

              AMENDMENT NO. 1 TO REGULATION S DEPOSIT AGREEMENT

      AMENDMENT NO. 1 TO REGULATION S DEPOSIT AGREEMENT, is made and effective as of March 18, 2003 (the "Amendment"), by and among BOC HONG KONG (HOLDINGS) LIMITED, a corporation organized and existing under the laws of Hong Kong (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of Regulation S American Depositary Shares evidenced by Regulation S American Depositary Receipts issued under the Deposit Agreement.

                           W I T N E S S E T H  T H A T

      WHEREAS, the parties hereto entered into that certain Regulation S Deposit Agreement, dated as of July 25, 2002 (the "Regulation S Deposit Agreement"), for the creation of Regulation S American Depositary Receipts ("Regulation S ADRs") evidencing Regulation S American Depositary Shares ("Regulation S ADSs") representing the Shares (as defined in the Regulation S Deposit Agreement) so deposited and for the execution and delivery of such Regulation S ADRs evidencing such Regulation S ADSs;

      WHEREAS, the Company and the Depositary desire to amend the Regulation S Deposit Agreement to reflect certain changes to the arrangements on voting of the Shares;

      WHEREAS, the Company and the Depositary intend to register the Regulation S ADSs with the United States Securities and Exchange Commission by filing a registration statement on Form F-6 and desire to amend the Regulation S Deposit Agreement to facilitate such registration; and

      WHEREAS, pursuant to Section 6.1 of the Regulation S Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Regulation S Deposit Agreement and the form of Regulation S ADR annexed thereto as Exhibit A for the purposes set forth herein.

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Regulation S Deposit Agreement as follows:

                                    ARTICLE I

                                   DEFINITIONS

      SECTION 1.1. Definitions. Unless otherwise defined in this Amendment, all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Regulation S Deposit Agreement.

                                   ARTICLE II

                 AMENDMENTS TO REGULATION S DEPOSIT AGREEMENT

      SECTION 2.1. Regulation S Deposit Agreement. All references in the Regulation S Deposit Agreement to the term "Regulation S Deposit Agreement" shall refer to the Regulation S Deposit Agreement, dated as of July 25, 2002, and as amended by this Amendment.

      SECTION 2.2. Book-Entry System; Form and Transferability of Regulation S ADRs. Subsection (a) of Section 2.2 of the Regulation S Deposit Agreement is hereby amended by deleting the second sentence of the first paragraph in its entirety and inserting the following in its stead:

      "So long as the Regulation S ADSs are eligible for book-entry settlement with Euroclear and Clearstream and DTC, as the case may be, unless a Registration Statement on Form F-6 with respect to registration of the Regulation S ADSs under the Securities Act is in effect with the Commission or is otherwise required by law, Regulation S ADSs will be evidenced by a single Master Regulation S ADR (the "Master Regulation S ADR") registered in the name of a nominee of DTC (initially "Cede & Co.")."

      SECTION 2.3. Limitations on Execution and Delivery, Transfer, Etc., of Regulation S ADRs; Suspension of Delivery, Transfer, Etc. Section 2.8 of the Regulation S Deposit Agreement is hereby amended by deleting the second paragraph in its entirety and inserting the following in its stead:

      "Notwithstanding anything herein to the contrary, after the Distribution Compliance Period, a Holder is entitled to withdraw Regulation S Deposited Securities subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges to the Depositary, (iii) compliance with any laws or governmental regulations relating to Regulation S ADRs or to the withdrawal of Regulation S Deposited Securities and (iv) other circumstances specifically contemplated by Section I.A.(1) of the General Instructions to Form F-6 Registration Statement (as such General Instructions may be amended from time to time)."

      SECTION 2.4. Voting of Regulation S Deposited Securities. Section 4.9 of the Regulation S Deposit Agreement is hereby amended by deleting the third sentence of the second paragraph in its entirety and inserting the following in its stead:

      "Regulation S Deposited Securities represented by Regulation S ADSs for which no voting instructions are received by the Depositary from the Holder shall not be voted."

      SECTION 2.5. Changes Affecting Regulation S Deposited Securities. Section
4.10 of the Regulation S Deposit Agreement is hereby amended as of the Effective Time by inserting the following sentence after the last sentence in the first paragraph:

      "The Company agrees to amend, jointly with the Depositary, the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new form of Receipts."

                                   ARTICLE III

                  AMENDMENTS TO THE FORM OF REGULATION S ADR

      SECTION 3.1. ADR Legends. The Form of Regulation S ADR attached as Exhibit A to the Regulation S Deposit Agreement is hereby amended as of the Effective Time by deleting the legends entitled "DTC LEGEND" and "SECURITIES ACT LEGEND", each in its entirety.

      SECTION 3.2. ADR Amendment. Paragraph (1) of the Form of Regulation S ADR is hereby amended by deleting the first sentence of the first paragraph in its entirety and inserting the following in its stead:

      "This Regulation S American Depositary Receipt is one of the Regulation S American Depositary Receipts (the "Regulation S ADRs") executed and delivered pursuant to the Regulation S Deposit Agreement, dated as of July 25, 2002, as amended by Amendment No. 1 to Regulation S Deposit Agreement, dated as of March 18, 2003 (as so amended and as amended from time to time, the "Regulation S Deposit Agreement"), by and among the Company, the Depositary and the Holders and Beneficial Owners from time to time of Regulation S ADSs (the "Regulation S ADSs") evidenced by Regulation S ADRs issued thereunder, each of whom by accepting a Regulation S ADR or acquiring any beneficial interest therein, including any beneficial interest in the Master Regulation S ADR, agrees to become a party thereto and becomes bound by all terms and provisions thereof and hereof."

      SECTION 3.3. Pre-Conditions to Registration, Transfer, Etc. Paragraph (4) of the Form of Regulation S ADR is hereby amended as of the Effective Time by deleting the second paragraph in its entirety and inserting the following in its stead:

      "Notwithstanding anything herein to the contrary, after the Distribution Compliance Period, a Holder is entitled to withdraw Regulation S Deposited

      Securities subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges to the Depositary, (iii) compliance with any laws or governmental regulations relating to Regulation S ADRs or to the withdrawal of Regulation S Deposited Securities and (iv) other circumstances specifically contemplated by Section I.A.(1) of the General Instructions to Form F-6 Registration Statement (as such General Instructions may be amended from time to time)."

      SECTION 3.3. Voting of Regulation S Deposited Securities. Paragraph (17) of the Form of Regulation S ADR is hereby amended by deleting the seventh sentence in its entirety and inserting the following in its stead:

      "Regulation S Deposited Securities represented by Regulation S ADSs for which no voting instructions are received by the Depositary from the Holder shall not be voted."

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

      Section 4.1. Representations and Warranties by the Company. The Company represents and warrants to, and agrees with, the Depositary and the Holders, that:

      (a) This Amendment and the Regulation S Deposit Agreement have been duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

      (b) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Regulation S Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in Hong Kong, neither of such agreements needs to be filed or recorded with any court or other authority in Hong Kong, nor does any stamp or similar tax need to be paid in Hong Kong on or in respect of such agreements.

      Section 4.2. Representations and Warranties by the Depositary. The Depositary represents and warrants to, and agrees with, the Company and the Holders, that this Amendment and the Regulation S Deposit Agreement have been duly and validly authorized, executed and delivered by the Depositary, and constitute the legal, valid and binding obligations of the Depositary, enforceable against the Depositary in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.


                                    ARTICLE V

                                  MISCELLANEOUS

      SECTION 5.1. New Regulation S ADRs. The Depositary shall, to the extent necessary, arrange to have new Regulation S ADRs printed or amended that reflect the changes to the form of Regulation S ADR effected by this Amendment. All Regulation S ADRs issued hereunder after the Effective Time, once such new Regulation S ADRs are available, whether upon the deposit of Shares or other Regulation S Deposited Securities or upon the transfer, combination or split-up of existing Regulation S ADRs, shall be substantially in the form of the specimen ADR attached as Exhibit A to the Regulation S Deposit Agreement, as modified by this Amendment. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

      SECTION 5.2. Indemnification. The Company agrees to indemnify and hold harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein, except to the extent such liability is due to the negligence or bad faith of the Depositary (and any and all of its directors, employees and officers) and except to the extent such liability is due to a breach of the representations and warranties by the Depositary under Section 4.2 hereof.

      SECTION 5.3. Ratification. Except as expressly amended hereby, the terms, covenants and conditions of the Regulation S Deposit Agreement as originally executed shall remain in full force and effect.

      SECTION 5.4. Governing Law. This Amendment No. 1 to Regulation S Deposit Agreement shall be interpreted in accordance with, and all rights hereunder and provisions hereof shall be governed by, the laws of the State of New York without reference to the principles of choice of law thereof.

      IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                          BOC HONG KONG (HOLDINGS) LIMITED



                                          By:   /s/ Liu Jinbao
                                             ----------------------------------
                                             Name: Liu Jinbao
                                             Title: Vice Chairman and Chief
                                                  Executive



                                          CITIBANK, N.A., as Depositary



                                          By:   /s/ Susan A. Lucanto
                                             ----------------------------------
                                             Name: Susan A. Lucanto
                                             Title: Vice President

                                                                     Exhibit (d)



                           SIDLEY AUSTIN BROWN & WOOD

      BEIJING              49TH FLOOR, BANK OF CHINA TOWER         LOS ANGELES
        ----                       ONE GARDEN ROAD                    ----
      CHICAGO                     CENTRAL, HONG KONG                NEW YORK
        ----                  TELEPHONE (852) 2509-7888               ----
       DALLAS                 FACSIMILE (852) 2509-3110           SAN FRANCISCO
        ----                        www.sidley.com                    ----
       GENEVA                                                       SHANGHAI
        ----                         FOUNDED 1866                     ----
     HONG KONG                                                      SINGAPORE
        ----                                                          ----
       LONDON                                                         TOKYO
                                                                      ----
                                                                 WASHINGTON, D.C



                                       March 31, 2003


Citibank, N.A.
111 Wall Street
New York, New York 10043

      Re: Regulation S American Depositary Shares ("ADSs"), evidenced by Regulation S American Depositary Receipts ("ADRs"), each ADS representing the right to receive twenty (20) Ordinary Shares, par value HK$5.00 each, of BOC Hong Kong (Holdings) Limited
            ------------------------------------------------------------------

Ladies and Gentlemen:

      We refer to the Registration Statement on Form F-6 (the "Registration Statement") providing for the registration under the Securities Act of 1933, as amended (the "Act"), of ADSs representing, or evidencing the right to receive, Ordinary Shares, par value HK$5.00 per share, of BOC Hong Kong (Holdings) Limited, a company organized under the laws of Hong Kong (the "Company"). The ADSs will be evidenced by ADRs and will be issued pursuant to the Regulation S Deposit Agreement, dated as of July 25, 2002, as amended by Amendment No. 1 thereto, dated as of March 18, 2003, among you, as Depositary, the Company and the holders and beneficial owners of the ADRs, copies of which are filed as exhibits to the Registration Statement (the "Amended Deposit Agreement").

      We are of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Amended Deposit Agreement, will be legally issued and will entitle the holders thereof to the rights specified in the Amended Deposit Agreement and the ADRs.

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act.

                                       Very truly yours,

                                       /s/ Sidley Austin Brown & Wood





Partners: Kenneth T. Cote - Balbir Bindra - Neil Campbell - Constance Choy - Eric Ho - Huanting Timothy Li - Gordon Ng
Consultants: Charles W. Allen - Gloria Lam - Arun Nigam - Mark R.C. Sutherland - Chris C.W. Wong
Registered Foreign Lawyers: G. Matthew Sheridan (New York)* - Dohyong Kim (New
York)ss. - Ming-Yung Lam (PRC)ss.

* Partner of Sidley Austin Brown & Wood LLP ss. Foreign Legal Consultants